UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                   FORM 20-F/A


[X]          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                         THE SECURITIES EXCHANGE ACT OF 1934
                                         or
[  ]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                         THE SECURITIES EXCHANGE ACT OF 1934
                                         or
[  ]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                         THE SECURITIES EXCHANGE ACT OF 1934

                             Commission File No. 0-26005
                                   -----------

                           MICROMEM TECHNOLOGIES INC.
             (Exact name of Registrant as specified in its charter)
                                 Ontario, Canada
                 (Jurisdiction of incorporation or organization)

                           150 York Street, Suite 1206
                        Toronto, Ontario M5H-3S5, Canada
                               Tel: (416) 364-6513
                               Fax: (416) 360-4034
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                  Common Shares
                                (Title of Class)

    Securities for which there is a reporting obligation pursuant to Section
                                15(d) of the Act:

                                      None



     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                             Yes        No  X*
                                           --
            Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 X Item 18 ----- * This is the Registrant's initial filing under the Securities Exchange Act of 1934

                                TABLE OF CONTENTS


                                     Part I

                                                                            Page

Item 1.   Description of Business..............................................2
Item 2.   Description of Property.............................................15
Item 3.   Legal Proceedings...................................................15
Item 4.   Control of Registrant...............................................15
Item 5.   Nature of Trading Market............................................16
Item 6.   Exchange Controls and Other Limitations Affecting Security Holders..17
Item 7.   Taxation............................................................17
Item 8.   Selected Financial Data.............................................18
Item 9.   Management's Discussion and Analysis of Financial Condition and
          Results of Operations...............................................20
Item 9A.  Quantitative and Qualitative Disclosures About Market Risk..........23
Item 10.  Directors and Officers of Registrant................................24
Item 11.  Compensation of Directors and Officers .............................24
Item 12.  Options to Purchase Securities from Registrant......................28
Item 13.  Interest of Management in Certain Transactions......................28


                                     Part II

Item 14.  Description of Securities to be Registered..........................28


                                    Part III

                                 Not Applicable


                                     Part IV

Item 17.   Financial Statements...............................................29
Item 18.   Financial Statements...............................................29
Item 19.   Financial Statements and Exhibits..................................30



Signatures....................................................................32

CURRENCY

         Micromem's financial statements and all other financial data appearing in this Registration Statement are expressed in Canadian Dollars ("CDN$") unless otherwise noted. Any financial data that is expressed in a currency other than Canadian dollars will contain a specific reference to that other currency. Translations into US$ from CDN$ are at the historical rates identified in Item 8 below. On September 15, 1999, the noon buying rate for cable transfers in Canadian dollars as certified for customs by the Federal Reserve Bank of New York, expressed in the amount of U.S. Dollars equal to one Canadian dollar, was US $.6778 (US $1.00 = CDN $1.4754).

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

         This Registration Statement on Form 20-F contains certain forward-looking statements. These forward-looking statements are based on current expectations, estimates and projections about the business of Micromem and the industry in which Micromem operates, management's beliefs, and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks" and "estimates," variations on such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Micromem's actual results could differ materially from those expressed or forecasted in these forward-looking statements as a result of certain factors, including those set forth under "Description of Business" and elsewhere in this Registration Statement.

RISK FACTORS

         The entire business of Micromem at this time involves the development and exploitation of a patented ferromagnetic based memory technology called MAGRAM(TM), the attributes of which include nonvolatility and the ability to be both read and written randomly. While the basic development work on the technology is close to completion, no revenues from the technology have yet been received and no revenue producing agreements have been signed. Micromem and Micromem's investors, therefore, face a number of significant risks, the most material of which are described below.

         Micromem Currently Has No Source of Revenue.

         Micromem's objective is to license its MAGRAM(TM) Technology for use in various industries and then work with each licensee to adapt the technology to meet that licensee's particular needs. Micromem is negotiating with potential licensees but has not yet entered into any license agreements. If Micromem fails to enter into any license agreements it will have no revenues and even if it enters into such agreements the amount of the revenues it receives will depend on the terms it is able to get from each licensee and the ability of each licensee to compete in its particular market.

         Products Using the Technology Have Not Yet Been Manufactured in Large Quantities.

         Micromem's success depends on whether the MAGRAM(TM) technology can be manufactured in large quantities at competitive prices. Working prototypes and samples of the technology have been produced but large scale manufacturing has not yet been undertaken. Failure to be able to manufacture large quantities at competitive prices could seriously hurt Micromem's ability to generate revenues.

         Competition From Existing or Future Technology Could Seriously Affect the Company.

         Micromem is seeking to compete in a market currently dominated by other strong and well-established technologies, particularly Dynamic Random Access Memory or DRAM. Even if MAGRAM(TM) has technological advantages over those other technologies, the inability of MAGRAM(TM) to compete on other grounds such as price or manufacturing volume, or the saturation of the market due to large existing inventories of the other technologies or existing long-term contracts for such technologies, could seriously impair Micromem's ability to generate revenues. In addition, the competitive pressures faced by Micromem could be enhanced if, as is likely, Micromem's competitors include established companies with greater financial or other resources and more diversified product lines than Micromem.

         Failure To Receive Continued Financing Could Cause the Business to Suffer.

         Since Micromem expects no material revenues from operations for the near future, in order to successfully market the MAGRAM(TM) technology to potential licensees and in order to continue the research and development that would be needed for further improvements, Micromem will need additional financing. Micromem will need to obtain this financing from investors and from persons who hold outstanding options and warrants. While Micromem has had sufficient funds thus far to meet its requirements, there is no assurance it will be able to continue to do so, and failure to receive sufficient funds in the future could affect its ability to market and exploit the technology.

         Because Much of Micromem's Success and Value Depends On Its Ownership and Use of Intellectual Property, Micromem's Failure to Protect That Property Could Adversely Affect Its Future Growth and Success.

         Micromem's success will depend, in part, on its ability to protect its intellectual property. Micromem relies primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect its proprietary technologies and processes. Despite its efforts to protect its proprietary technologies and processes, unauthorized parties may attempt to copy or otherwise obtain and use its products or technology without authorization, develop similar technology independently or design around its patents. Policing unauthorized use of Micromem's products is expensive and difficult, and Micromem cannot be certain that the steps it has taken will prevent misappropriation or infringement of its intellectual property.

         Intellectual Property Claims Against Micromem, No Matter How Groundless, Could Cause Its Business To Suffer.

         Micromem's future success and competitive position depend in part on its ability to retain exclusive rights to the MAGRAM(TM) technology, including any improvements that may be made on that technology from time to time by Micromem or on its behalf. While the MAGRAM(TM) technology is patented and Micromem knows of no challenge that has been made either against the technology or against Micromem's exclusive rights to it, and has no reason to believe that any such challenge might be made or that the grounds for any such challenge exist, if any intellectual property litigation were to be commenced against Micromem, no matter how groundless, the result would be significant expense, adversely affecting licensing and sales, and diverting the efforts of its technical and management personnel and, in the event of an adverse outcome, substantial damages and possible restrictions on the licensing and use of the technology.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Introduction

         Micromem Technologies Inc. ("Micromem") is a corporation under the laws of the Province of Ontario, Canada, with principal executive offices at 150 York Street, Suite 1206, Toronto, Ontario M5H-2S5. Through a wholly-owned subsidiary, Pageant Technologies Incorporated, Micromem is engaged in the development and exploitation of patented technology known as MAGRAM(TM) which relates to high performance memory and memory intensive logic products having the characteristics of nonvolatility, which is the ability to retain information after power has been shut off, and random read/write capability, which is the ability to read or write information by going directly to the appropriate location rather than by starting at the first location and proceeding sequentially until the appropriate location is reached. Formerly known as AvantiCorp International Inc., Micromem changed its name on January 14, 1999.

General History and Development of Micromem Technologies Inc.

         Micromem was incorporated under the laws of the Province of Ontario, Canada, on October 21, 1985 as Mine Lake Minerals Inc. It subsequently changed its name to Avanti Capital Corp. on June 23, 1988 and to AvantiCorp International Inc. on April 30, 1992 before becoming Micromem Technologies Inc. on January 14, 1999 in connection with its acquisition of Pageant.

         Micromem was formed to engage in the business of both mineral and oil and gas exploration and development in Canada and the United States. By 1992, Micromem's primary mining interests were held through its ownership of 605,000 common shares, representing at that time approximately 6.5%, of Ontex Resources Limited ("Ontex"), a mineral exploration company whose shares are listed on the Alberta Stock Exchange. Micromem's holdings in Ontex were reduced to 600,000 shares in 1994 and 325,000 shares in November 1998, when it sold 275,000 shares for CDN $232,150. In January 1999, the remaining 325,000 shares of Ontex owned by Micromem were sold. Sam Fuda, Chairman of the Board of Directors of Micromem, served as President and Chief Executive Officer of Ontex from 1986 to December 1998, and has served as Chairman of the Board of Ontex since that date. Ross McGroarty, Executive Vice President and Secretary, and a Director, of Micromem, has been a director of Ontex since 1988.

         By 1992, Micromem's oil and gas interests centered on the development of the Valentine oil and gas field located in Lafourche Parish, Louisiana, in which it had a 6.25% interest. In 1994 Micromem increased its interest in the Valentine field to 9.75%, then sold its entire interest in 1995 to the field's operator, Alliance Resources PLC ("Alliance"), an oil and gas exploration company whose shares are listed on the London Stock Exchange, in exchange for 18,000,000 Alliance common shares and US $150,000. In fiscal year 1997 a one for 40 reverse split of the Alliance common shares resulted in a reduction of the number of common shares being held by Micromem from 18,000,000 shares to 450,000 shares which, at July 28, 1999, had a carrying value of CDN $68,700 (as of April 30, 1999) and a quoted market value of CDN $58,500.

         Micromem also owned interests in six Crown granted mining claims in British Columbia and 30 unpatented mining claims in Ontario. These interests, which had an aggregate carrying value of CDN $190,220 at the end of fiscal year 1992, were written down to nominal value by Micromem in fiscal year 1996 and written off in fiscal year 1997 when all remaining unpatented claims lapsed. Micromem has received no income from operations during any of its past three fiscal years.

Purchase of Pageant Technologies Incorporated

         On January 11, 1999, Micromem completed the acquisition of 100% of the capital stock of Pageant Technologies Incorporated, a company incorporated under the laws of the Turks & Caicos Islands ("Pageant International"), in exchange for 32,000,000 Common Shares and warrants for the purchase of an additional 1,000,000 Common Shares (the "Warrants"), representing 88.94% of the outstanding Common Shares of Micromem (89.24% assuming exercise of all the Warrants). The Warrants are exercisable at CDN $2.00 per share prior to and on January 11, 2000 and CDN $2.30 per share from January 12, 2000 to and on January 12, 2001. Immediately prior to the acquisition Pageant International had only two stockholders, Ataraxia Corp., which owned 99.70% of the Pageant International shares, and an individual unaffiliated with Ataraxia Corp., who owned the remaining 0.30%.

         Pursuant to the terms of the purchase agreement, on January 11, 1999, Micromem issued 16,600,000 of the 32,000,000 acquisition shares to Ataraxia Corp. and the remaining 15,400,000 to the other Pageant International owner and five companies. The next day, January 12, 1999, Ataraxia Corp. transferred 12,700,000 of its 16,600,000 acquisition shares to five companies and one individual. As a result, by the close of business January 12, 1999, the day following the acquisition, Ataraxia Corp. owned 10.84% of Micromem's outstanding Common Shares (10.55% assuming exercise of the Warrants). The balance of the acquisition shares were held by ten other companies who owned from 4.17% to 9.63% of Micromem's outstanding Common Shares (4.06% to 9.37% assuming exercise of the Warrants), and two individuals who each owned 0.28% (0.27% assuming exercise of the Warrants). A list of the persons who held Common Shares issued by Micromem in the acquisition as of the close of business January 12, 1999, the number of shares they held and the percentage of the outstanding Common Shares such shares represented on a fully diluted basis are set forth in the table below:


                          HOLDERS OF ACQUISITION SHARES
                             as of January 12, 1999

                                           Shares Received From     Shares (Fully Diluted)

Name of Holder                              Micromem        Ataraxia    Number   Percent
Ataraxia Corp.                             3,900,000           --    3,900,000    10.55%
Thorblaujep Inc.                           3,466,587           --    3,466,587     9.37%
Skyfield Ventures                          3,400,000           --    3,400,000     9.19%
Levan Trading SA                                  --    3,200,000    3,200,000     8.65%
Saigon Holdings Ltd.                              --    3,100,000    3,100,000     8.38%
Chaimina Foundation                               --    2,900,000    2,900,000     7.84%
Deux Basil Inc.                            2,900,000           --    2,900,000     7.84%
Sterling 1850 Ltd.1                        2,833,413           --    2,833,413     7.66%
Millcreek Limited                          2,700,000           --    2,700,000     7.30%
Marose Holdings Ltd.                              --    1,900,000    1,900,000     5.14%
Hibernian Trust Co. Ltd.2                         --    1,500,000    1,500,000     4.06%
Bianchini, Magaly                            100,000           --      100,000     0.27%
                                          ----------   ----------   ----------    -----
Formosa, David                                    --      100,000      100,000     0.27%
                                          ==========   ==========   ==========   ======
             Acquisition Shares Issued:   19,300,000   12,700,000   32,000,000    86.53%
           Acquisition Warrants Issued:    1,000,000           --    1,000,000     2.70%
Shares Previously Outstanding              3,980,646           --    3,980,646    10.76%
                                          ----------   ----------   ----------    -----
            Total Shares Fully Diluted:   19,300,000   12,700,000   36,980,646   100.00%
                                          ==========   ==========   ==========   ======



1 Including its 28,176 Warrants, Sterling 1850 Ltd. would have 2,861,589 shares or 7.74%.

2 Including its 70,570 Warrants, Hibernian Trust Co. Ltd. would have 1,570,500 shares or 4.25%.

         All of the Warrants were issued to Sterling 1850 Ltd., which transferred 971,824 of the 1,000,000 Warrants to 29 persons in amounts ranging from 5,737 to 200,000 Warrants (.02% to .54% of the issued and outstanding Common Shares assuming exercise of all Warrants). The remaining 28,176 Warrants were retained by Sterling 1850 Ltd. until April 30, 1999 when they were sold to a company controlled by Sam Fuda, Chairman of the Board of Directors of Micromem, for US $3.12 per Warrant, who then exercised all of the Warrants at CDN $2.00 per share. Of the 30 persons holding Warrants at the close of business January 11, 1999, the only persons who had affiliations with Pageant or Ataraxia were Sterling 1850 Ltd., which had 28,176 Warrants (.08% assuming exercise of all Warrants and, together with its 2,833,413 shares, 2,861,589 shares or 7.74% assuming exercise of all Warrants) and Hibernian Trust Company Ltd. which had 70,500 Warrants (.19% assuming exercise of all Warrants and, together with its 1,500,000 shares, 1,570,500 shares or 4.25% assuming exercise of all Warrants).

         None of the persons who received Micromem Common Shares or Warrants by January 12, 1999 were affiliated except for Ataraxia Corp., Sterling 1850 Ltd. and Hibernian Trust Co. Ltd. Hugh O'Neill, the controlling stockholder of Ataraxia Corp., is a member of the management of Sterling 1850 Ltd. and a director of Hibernian Trust Co. Ltd. Mr. O'Neill controls Sterling 1850 Ltd. and Hibernian Trust Co. Ltd. as well as Ataraxia Corp., and is considered to have beneficial ownership of the Common Shares and Warrants owned by all three, which totalled 8,332,089 Common Shares (assuming exercise of all Warrants) or 22.53% as of January 12, 1999. All of the shares held by Hibernian Trust Co. Ltd., being 1,500,000 shares or 4.06% (assuming exercise of the Warrants) were held in trust for Tillion Investment Co. Ltd., a Bahamian company, and were subsequently distributed to it. As of September 15, 1999 neither Sterling 1850 Ltd. nor Hibernian Trust Co. Ltd. owned any Common Shares or Warrants.

         The total purchase price for the Pageant International Common Stock was US $30,000,000, based on a valuation report prepared by the business appraisal firm Business Equity Appraisal Reports, Inc. ("Bear"), entitled Estimated Market Value of HFRAM Technology as of July 6, 1998 (the "Bear Report"). (HFRAM, or "Hall Ferromagnetic Random Access Memory" is the technology now referred to by Micromem as MAGRAM(TM).) The value of the Common Shares to be used to pay the purchase price was determined through arm's length negotiations using as a point of reference the price per Common Share of US $1.16 on September 23, 1998.

         On January 11, 1999, immediately following the acquisition, Stephen Fleming, the President and Chief Executive Officer of Pageant USA, was elected to Micromem's Board to join Sam Fuda and Ross McGroarty, who had served as directors since 1992 and 1988, respectively. The Board then elected Mr. Fuda as Chairman, Mr. Fleming as President and Chief Executive Officer, and Mr. McGroarty, who had been serving as President, as Executive Vice President and Secretary. Subsequently, on March 18, 1999, Robert Patterson, who had been serving as Chairman of the Board and Vice President of Corporate Development of Pageant USA, was elected President and Chief Executive Officer of Micromem to replace Mr. Fleming.

         The primary asset of Pageant International is an undivided 50% interest in a patent, registered in the United States with corresponding patent applications in Europe and Japan, for nonvolatile random access memory technology called MAGRAM(TM) (the "MAGRAM(TM) Technology"). The balance of the 50% interest is owned by Estancia Limited, a company incorporated under the laws of the Turks & Caicos Islands, which has granted Pageant International an exclusive worldwide license (the "MAGRAM(TM) License") to develop, manufacture and sell the MAGRAM(TM) Technology. The MAGRAM(TM) License, which was originally executed by Ataraxia Corp. and then assigned to Pageant International with the written consent of Estancia Limited, also provides that if Pageant International, as approved assignee of Ataraxia Corp., sells the rights to the MAGRAM(TM) Technology to a third party not owned or controlled by it, it will have to pay Estancia Limited 50% of the proceeds from such transaction. This provision makes it clear that in the event of the sale of all of the MAGRAM(TM) Technology rights, 50% of the proceeds would go to Estancia Limited, reflecting its 50% undivided interest in the technology, rather than 40% reflecting its royalty rights under the MAGRAM(TM) License. Estancia Limited is controlled by Mr. John Zammit. Mr. Zammit has no direct control relationship with Micromem and has no control relationship with Ataraxia Corp. of which Micromem is aware.

         The MAGRAM(TM) License provides that Pageant International will pay to Estancia Limited or its nominee a royalty of 40% of the gross profits less certain agreed expenses for revenue received from the MAGRAM(TM) Technology. Following the granting of the MAGRAM(TM) License, Pageant Technologies (U.S.A.) Inc., a wholly-owned subsidiary of Pageant International ("Pageant USA," and together with Pageant International, "Pageant") entered into a Research Agreement with the University of Utah for the purpose of completing research and producing a working prototype. The researchers at the University of Utah have now completed their research with respect to individual MAGRAM(TM) memory cells and have prepared 8-bit technology evaluation samples which are now available for prospective licensees. Meanwhile, the manufacturing process is being validated and documented, and testing at certain independent laboratories already has begun to help prospective licensees evaluate the technology and determine the amount of time and expense that could be expected for incorporating the technology into their products. For some companies the process could take from three to six months whereas for others, particularly those seeking to use the technology in a new application, the process could take a year or longer.

         Micromem has developed the MAGRAM(TM) Technology to the point where it can be sold to prospective licensees for use in their products. Micromem's objective is to license the technology for use in various industries and then work with each licensee to adapt the technology to maximize its performance in those areas most important to the particular industry's needs, such as speed or low power requirements. While negotiations with potential licensees are currently underway, it is difficult to estimate when any such license agreements will be concluded or, if concluded, how long it will take to complete the final development work necessary to bring a product to market. Nevertheless, Micromem is hopeful that products using the technology will begin to be marketed during the first half of calendar year 2000.

         The acquisition of Pageant has been treated as a reverse purchase acquisition for accounting purposes. A reverse acquisition is deemed to have occurred when a company uses so much of its voting stock to purchase another company that the former stockholders of the acquired company could be said to have ended up controlling the company doing the acquiring. In the case of the purchase of Pageant International by Micromem, the two former shareholders of Pageant ended up with a greater number of voting shares than did the pre-acquisition Micromem shareholders and therefore have been deemed to have apparent control. The consolidated financial statements of Micromem are presented as a continuation of the financial position and results of Pageant International, even though Micromem remains the legal parent and Pageant International remains the legal subsidiary. The primary consequence of the application of this treatment to the Pageant acquisition is that the patent rights are recorded at US $100, the historical value at which they were carried on the Pageant International balance sheet, rather that the being increased to reflect the significantly greater valuation ascribed to them by the Bear Report.

The MAGRAM(TM) Technology

         Background

         MAGRAM(TM), which stands for "magnetic random access memory," is a ferromagnetic based technology designed to provide digital nonvolatile memory that can be both read and written randomly, and consists of microscopic ferromagnetic rods which are stacked together horizontally and vertically on a silicon wafer, making a memory chip. Each rod provides 1 bit of data based on its ability to alternate between a charged and an uncharged state, which states are read by a sensor attached to the rod. Since a rod's state is determined by magnetic attraction rather than by the presence of an electric charge, chips using the rods will not lose information when power is cut off. The various characteristics of MAGRAM(TM) can be better understood by describing them in the context of the three basic types of memory devices used by present day computers,

Random Access Memory (RAM), Read Only Memory (ROM), and secondary storage devices such as floppy and hard disks. The three types of memory devices are described below.

         Random Access Memory (RAM) is memory that can be both read and written randomly, which means that its storage locations can be accessed in any order. Thus, a computer using RAM can find and go directly to the selected location rather than performing a sequential search. RAM is usually semi-conductor based and is considered a computer's main or primary memory, because it is either in, or closely associated with, the computer's central processing unit (CPU or processor), the computational or control unit of the computer responsible for interpreting and executing instructions. RAM, however, is also generally volatile, which means that all stored information vanishes once the power supply is removed. As a consequence, all of the information must be restored each time the power is resumed.

         Two typical examples of RAM are Dynamic Random Access Memory and Static Random Access Memory. Dynamic Random Access Memory (Dynamic RAM or DRAM) uses integrated circuits containing capacitors, resulting in significant storage capacity and speed. DRAM can be written and read in the speed range of less than 100 nanoseconds. In addition to being volatile, however, DRAM has a second major drawback, which is that its capacitors lose their charge over time and therefore information contained in DRAM must be continually refreshed. Basically, this means that on average DRAM must stop operations every 16-30 milliseconds and restore all of the data it contains, failing which the data will disappear. During this refresh time, the processor has no access to the information being refreshed.

         Static Random Access Memory (Static Ram or SRAM) differs from DRAM in that it stores information in a logic circuit referred to as a flip-flop, rather than in a capacitor. SRAM memory does not need to be refreshed while the power is on, but -- like DRAM memory -- loses its information once the power is turned off. SRAM memory is less commonly used than DRAM memory because it has roughly a quarter of the density of DRAM memory and has more complex circuitry, although SRAM is becoming more commonly used as cache memory, which is used in association with CPUs.

         Read Only Memory (ROM), like RAM can be read randomly. Unlike RAM, however, it is non-volatile and does not lose its information when a computer's power is cut off. ROM is typically employed to store vital program information required during the first moments after a computer is powered on. It may be used for such purposes as forcing system test routines to be conducted or preparing the processor for work by pointing to input/output devices needed for further instructions or for controlling access to certain computer devices or subsystems such as hard drives. ROM, however, has one major drawback, which is that in most cases, once in place, it cannot be rewritten and even when it can, it cannot be rewritten quickly and efficiently.

         Speed and random accessibility of memory data are key to successful and efficient computer operation. However, although DRAM and ROM are both digital memories, each having benefits and drawbacks, it has been difficult to reach a middle ground and maximize the potential of a synthesis of the two. The basic objective of MAGRAM(TM) is to utilize ferromagnetic technology to combine the best, seemingly mutually exclusive features of both these memories: nonvolatility, speed, random read and no refresh requirement in the case of ROM, and random read/write and high density in the case of DRAM.

         Disks, both floppy and hard, are secondary storage devices. Floppy Disks are light and portable, and are written and read by a motor driven mechanical drive. They normally have a storage capacity in the kilobyte to low megabyte range. The hard drive in which Hard Disks are located has become the workhorse of mass and archival storage. Hard disks traditionally store vast amounts of programs and raw and processed data which can be written and read indirectly by the processor, far exceeding floppy disks in storage capacity. Both Floppy Disks and Hard Disks are non-volatile and can be both written and read, but being serial (as opposed to parallel) devices, they are considerably slower than RAM.

         Description of the MAGRAM(TM) Technology

         The MAGRAM(TM) technology is based on the same physical principle employed by magnetic disks, diskettes, and audio, video and digital tapes, and is similar to the old "core" memories used in early main frame computers. Those devices all rely on ferromagnets to store data and, as a consequence, are intrinsically reliable because once a ferromagnet has experienced a polarity reversal, only a force equal and opposite to that which set it to its present state will change its magnetic moment or polarity. The MAGRAM(TM) Technology, unlike the old "core" memories, has passive read capability, which means that the memory cells can be read any number of times using only a single read cycle for each read event, and that no write or restore cycles are required. The "core" memories, though nonvolatile and technically requiring no refresh, must be "flipped" or reversed in order to be read, which process requires several operations, including write cycles, and therefore effectively could be considered similar to refresh.

         In addition, the strength of ferromagnets is not weakened by repeated polarity reversals over time. MAGRAM(TM) substitutes individual ferromagnetic elements in place of the capacitor/transistor (DRAM) or flip-flop (SRAM) designs now most widely used. The main advantages of the ferromagnetic technology over the capacitor/transistor-based (DRAM/SRAM) technologies is expected to be that:

         a) the stored information will be non-volatile, i.e., data will not be lost when power is removed;
         b)       the need for memory refresh cycles would be eliminated;
         c) the need for other types of memory, such as DRAM, cache and ROM, may be reduced or eliminated;
         d)       heat production should be reduced; and
         e) the need for constant save routines and even uninterruptible power supply devices should be reduced or eliminated.

         In a computer system designed around a device using such technology ideally only one type of memory would be needed, replacing ROM, RAM and even hard drives. A system centered around this memory technology would be considerably faster, would rely on less software "overhead," and ultimately would be safer for data. Sequences used to start up a computer when its power is turned on, now stored in ROM, could be stored in protected areas of RAM and therefore could be easily modified. Sequences triggered when a computer is turned off, whether intentionally or otherwise, could be reduced or eliminated in that current register contents could be saved to RAM. Moreover, the operating system itself could be resident in RAM, rather than having to be reloaded from the hard drive each time power is restored. Thus, MAGRAM(TM) could take the place of all standard digital memory devices in a typical computer. The need to allocate archival memory devices or mass memory for operating systems and other programs would disappear, since they could be accessed and run directly from a single memory system.

         Chips incorporating this memory storage technology are anticipated to be as fast as or faster than current DRAM or SRAM technology, so that ultra-high clock rates will not present a problem. Furthermore, the MAGRAM(TM) technology is expected to use less power in computer systems and therefor should produce less heat than conventional memory, both due to its lower power requirement and to the elimination of unnecessary refresh cycles.

         The MAGRAM(TM) technology is expected to be compatible with the existing equipment that reads and writes digital information into one-bit memory sites. In addition, it is expected that MAGRAM(TM) technology will be able to be incorporated into a memory chip with minimum impact on the current memory chip fabrication process, and could replace the current method of imbedding one-bit memory sites into a memory array. This would be of great importance to manufacturers since only a few, simple, additional steps would need to be added to the chip manufacturing process in order to apply this technology to the production of memory devices, although it is expected that the overall number of steps would be reduced.

         In summary, the key characteristics to consider in understanding the potential significance of the MAGRAM(TM) memory technology are the following:

         NON-VOLATILITY - Volatility in an electronic digital memory device refers to its inability to retain stored data subsequent to the removal of electrical power. The principal feature of MAGRAM(TM) is its ability to retain such data after loss of electrical power, and to do so indefinitely. This is particularly important when considered in the context of random, versus serial, access.

         NO REFRESH REQUIRED - Refresh is the process of first reading, then re-writing, or restoring, data previously stored in a memory cell. It requires not only electrical energy, but computer cycles to perform. During refresh, the areas of memory storage being refreshed are inaccessible to the CPU. Refresh is costly, therefore, in terms of both time and energy, and its effect becomes increasingly significant over time, especially as computer clock and CPU speeds become faster. With MAGRAM(TM), once data is written or set into a cell, there is no need for refresh since the data will not vary until it is forcibly changed during a subsequent write cycle.

         PASSIVE READ CAPABILITY - This feature means that the memory cells can be read any number of times using only a single read cycle for each read event, and that no write or restore cycles are required. This capability should be contrasted to the process used in some ferromagnetic memory technologies, such as "core" memories, which, though non-volatile and technically requiring no refresh, must be "flipped" or reversed in order to be read. This process requires several operations, including write cycles, and effectively could be considered similar to refresh.

         SPEED - Computer clocks (or timers) and CPU's work in concert at high speed. These speeds are measured in MHz and in parts of a second, such as nanoseconds. Since the CPU receives programmed instructions from RAM, the RAM, being the immediate source of such data, must operate at the same speeds. One of the salient features of DRAM, leading to its heralded use in the industry, is its ability to deliver instructions and store data at such speeds. MAGRAM(TM) also is expected to operate at these high rates of speed.

         HIGH DENSITY - Density in integrated circuit devices refers to the amount of electronics that are packed into a square unit of measure. The base unit is the micron, which is one one-millionth of a meter, or 0.0000039 inches. Typically, the greater the density of the packaging, the greater the efficiency of the device. MAGRAM(TM) cells will be small enough to compete favorably against other memory devices, whether random or serial.

         LOW POWER CONSUMPTION - All electronic devices consume power and radiate heat. The degree to which they do depends directly on their efficiency. Memory devices based on the MAGRAM(TM) technology are expected to be energy conservative. This is due to the fact that "write" and "read" current will be required only during the short periods of time when data is being changed or retrieved. Since MAGRAM(TM) is truly non-volatile, there are no laborious energy consuming refresh cycles and the power source can be completely removed from MAGRAM(TM) devices between sessions without a loss of data. DRAM, by contrast, must be fully powered at all times when reliance on the stored data is required.

         RADIATION HARD - Different types of radiation can damage or alter the function of integrated circuit devices. Although appropriate testing for radiation hardness (resistance to alteration and damage) has not been conducted on MAGRAM(TM) devices, it is expected that they will fare well in this category.

         ENVIRONMENTAL TOLERANCE - Integrated circuit devices have definite temperature, humidity, atmospheric pressure and vibration tolerance limits. Since MAGRAM(TM) memories are to be built within industry standards of encapsulated devices, they are expected to be similarly tolerant.

         INDEFINITE DATA RETENTION - Other than purposefully forcing a ferromagnet to reverse polarity, there is no known reason why it will not retain that polarity indefinitely. MAGRAM(TM) memories will be capable of this feature without the use of continuous electrical power.

         NO HALF LIFE PROBLEM - MAGRAM(TM) has no half-life per se.
                  Since ferromagnets are not known to decay or lose their ability to reverse and maintain polarity over time and use, the life span of MAGRAM(TM) should be as long as that of the basic device itself. Half-life is a condition that plagues ferroelectric and other non-volatile memories such as flash. Ferroelectric memory is based on the shift of an atom within a crystal, the result of which is a reversal of electrical potential on the crystal surface, which in turn, is used to store digital data. These crystals, however, eventually break down over time and with use, so that the memory cell loses its usefulness. Because of this inherent weakness, ferroelectric memories are not reliable for constant write/read environments.

         CONCURRENT READ/WRITE FEASIBILITY - Since MAGRAM(TM) memories require no refresh and thus no corresponding constant "address sweep" across the memory field, it should be feasible to design a memory such that one byte (group of cells) may be written simultaneously with a read operation on the same die (memory area) so long as those two addresses are not the same.

         NON-EXOTIC TECHNOLOGY - MAGRAM(TM) memories are expected to be composed of inexpensive, easily obtainable materials.

         Patents

         A U.S. patent for the MAGRAM(TM) Technology (U.S. Patent 5,295,097 entitled Nonvolatile Random Access Memory, the "Patent") was issued to Richard
M. Lienau on March 15, 1994. Mr. Lienau has also filed corresponding patent applications for Europe (application no. 93918644.1) and Japan (application no. 505547/199) (the "Patent Applications"). On November 18, 1997, Mr. Lienau assigned his entire right, title and interest in the Patent and Patent Applications to Estancia Limited and on November 19, 1997, Estancia Limited assigned a nontransferable undivided 50% interest in the Patent and Patent Applications to Pageant International through Pageant International's parent company Ataraxia Corp.

         In addition to an undivided 50% interest in the Patent and Patent Applications, Pageant International has been granted an exclusive worldwide license to develop the MAGRAM(TM) technology and manufacture and sell the related products. The License was granted by Estancia Limited to Pageant International's parent company Ataraxia Corp. pursuant to an agreement dated September 17, 1997 among Ataraxia Corp., Estancia Limited and Richard M. Lienau (the "License Agreement"), which Ataraxia Corp. assigned to Pageant International on October 22, 1997. The License Agreement also provides that Estancia Limited and Richard Lienau will grant to Pageant International a right of first refusal to acquire rights in respect of any patent improvements or new technology or application developed or under the control of Estancia Limited or Richard Lienau relating to any invention, technology, application or product which may reasonably be regarded as similar to or competitive with the MAGRAM(TM) technology. The License Agreement requires Pageant International pay to Estancia Limited or its nominee a royalty of 40% of the gross profits less expenses agreed by the parties for each technology license sold. Additionally, Pageant International will pay Estancia Limited 40% of any per unit royalty received by Pageant less properly documented reasonable expenses directly related to the obtaining of said royalties and as agreed by the parties in writing. Pageant International will also pay Estancia Limited 40% of any other revenues

(less those expenses agreed by the parties) of Pageant International related to the grant of rights or use of the MAGRAM(TM) technology by Estancia Limited, exclusive of participation of Estancia Limited in the contract.

         The License Agreement requires Pageant International to provide the funding necessary to support the work being done by the University of Utah (see "PLAN OF OPERATION -- Research and Development") to develop a prototype and to test, manufacture, document or otherwise take the technology to the marketplace. Pageant International also is to be responsible for all marketing, sales and licensing of the technology. In the event of default by Pageant International, all right, title and interest in the technology and related intellectual property rights transferred to Pageant International under the License Agreement shall revert back to Estancia Limited.

PLAN OF OPERATION

         The technology development work of Micromem has been completed and the next stage will be the adaptation of the MAGRAM(TM) technology by Micromem's licensees to specific applications. Following is the plan of operation for Micromem through the end of the second quarter of fiscal year 2000:

         Research and Development

          Pageant USA entered into a Research Agreement dated as of November 24, 1997 with the University of Utah (the "Research Agreement") providing for work to be performed by University faculty, staff and students within the University's Department of Electrical Engineering for the purpose of producing a working prototype of a micron scale, integrated circuit ferromagnetic nonvolatile random access memory. The Research Agreement broke down the actual research and development work into two phases. The first phase was to consist of a series of tests and actions with respect to the development of a single micron scale memory cell, from the research of appropriate ferromagnetic materials for use in such a cell to the testing of such a cell for various capabilities under a variety of conditions appropriate for such a device. The second phase was to consist of the construction, testing and packaging as finished products of groupings of bytes of such cells from an 8-bit (one byte) grouping to groupings to the order of 32 to 64 bytes. The first phase testing has been completed and the University has built 8-bit technology evaluation samples for testing by prospective licensees. Micromem does not envision a need for 32 to 64 byte samples at this time.

         The University is being paid a total of US $282,549 for its work under the Research Agreement, which terminates December 31, 1999. The Research Agreement also provides that the University would own all rights, title and interest in all inventions and improvements conceived or reduced to practice by the University or University personnel, and may at its election file all related patent applications, but that the University must grant to Pageant USA, on such terms and conditions as the University may specify, an option for an exclusive license on any such inventions, improvements, applications or patents.

         Production

         Pageant USA has negotiated with Clear Blue Laboratories, Inc. ("Clear Blue") an agreement for the joint use with three other companies of a specially designed research and manufacturing facility currently being completed at the University of Utah's Research Park in Salt Lake City. The agreement will not be executed until the facility has been completed and approved by Micromem. Clear Blue's lease is for a period of five years ending May 31, 2004, renewable for an additional five-year period. Clear Blue is controlled by Hugh G. O'Neill, who also controls Ataraxia Corp., which owned substantially all of the capital stock of Pageant International before its acquisition by Micromem and currently owns approximately 10.7% of Micromem's Common Shares.

         The facility will have a class 1,000 clean room, which is an air tight room in which micron and sub-micron sized integrated circuits, such as devices that would use the MAGRAM(TM) technology, can be fabricated in an atmosphere in which the amount of particulate matter is not permitted to rise above a specifically defined scientifically acceptable level. The facility is expected to be completed in September 1999, and will be used by Micromem for research and development, and for the limited production of memory modules. The primary objective of the research and development to be conducted at the new facilities will be to enhance and provide specialized support for the product lines of Micromem's licensees, and to help meet the particular needs and performance objectives of those licensees such as, for example, increased speed, small size, greater density or the use of specialized materials.

         Clear Blue has retained the services of Dr. Richard Lienau, the inventor of MAGRAM(TM), to ensure that the specifications of the facility meet the requirements of Micromem for research, development, evaluation and enhancement. It is expected that both Dr. Lienau and Dr. Larry Sadwick of the University of Utah will provide consultancy services to Clear Blue that will be made available to Micromem.

         Micromem will pay a base fee of US $10,000 per month for access to the facility and will pay on a cost plus per hour basis for the staff and equipment employed or used on Micromem's behalf. Due to the relationship between Mr. O'Neill, Micromem and Clear Blue, the agreement for the use of the facility is not an arm's length transaction. Micromem believes, however, based on its review of the alternatives available to it in the region, that the terms are fair and reasonable, and as good as it might have obtained from an independent third party were a comparable facility to be available. The anticipated costs of using the Clear Blue facility represent a substantial saving on the costs of undertaking research or development at the University of Utah, and the arrangements obviate the need of Micromem to expend substantial sums to build its own laboratories.

         Notwithstanding the facility in Salt Lake City, Pageant fully expects that it will be primarily dependent on licensees, contract manufacturers or commercial partners to manufacture its proposed products. Although this dependence on third parties for manufacturing may adversely affect operating results as well as Pageant's ability to develop and deliver products on a timely and competitive basis, Pageant believes that there is ample capacity within the computer industry to accommodate Pageant's needs for the foreseeable future. Pageant further believes that the competitiveness among contract manufacturers will ensure that adequate and reliable supplies of materials can be sourced in a cost effective manner for the foreseeable future.

         It is estimated that by the end of May 2000 approximately 10 people will be employed by Micromem as compared to three at April 30, 1999, the low number being due to Micromem's plans to work through licensees and independent contractors.

         Market Opportunities

         The MAGRAM(TM) technology potentially applies to many different markets. Products using the technology can be implemented as a subcomponent, a component or a stand alone system. The technology has a varied number and type of applications because of such special attributes as high level of speed, low power consumption, elimination of refresh cycles, and retention of memory without power.

         There are a number of industries that could be expected to make immediate use of MAGRAM(TM) Technology. Virtually every cell phone contains flash memory integrated circuits, and cell phone manufacturers are forced to continually strive for the longest life per battery charge in an effort to satisfy consumer needs and remain competitive. The MAGRAM(TM) Technology would be a great asset to these manufacturers since it would consume less power than flash memory circuits and does not have write cycle limitations. Similarly, small handheld devices such as two way pagers, palm PC's and organizers do not have disk memory to store information. Due to this limitation, they are typically forced to use flash memory in an effort to conserve power. As in the case of cellular phones, MAGRAM(TM) would provide a meaningful alternative. Many devices use custom ASIC's (application specific integrated circuits) to replace a group of components in an effort to reduce the size, weight, cost and power consumption of a circuit. The auto industry, for example, is a major user of

ASIC technology. Although there are many advantages to ASIC's, one major disadvantage is that they typically require long development cycles. Moreover, if the ASIC has a design flaw that requires correction, the modification process could extend the design cycle by an additional 2-6 months. Incorporation of the MAGRAM(TM) technology into ASIC designs would allow for changes to be made without redesigning the ASIC and restarting the cycle, thus saving designers critical time. A great many household appliances contain small memory devices to store time or simple instructions. The MAGRAM(TM) technology provides a low cost method of providing nonvolatile memory to store user preferences for devices like clocks so they need not be reprogrammed after the power has been removed or turned off. Examples of appliances that could make immediate use of this technology are VCR's, digital clocks, answering machines and microwaves.

         These are just examples of immediate applications of the MAGRAM(TM) technology in the marketplace. The list is not exhaustive and basically anything electrical that has a memory could benefit from MAGRAM(TM). Other possible uses would certainly be in hard drive replacements, RAM type floppies, personal pocket memories, and various devices employed in the military and space programs.

         The computer industry presents a particularly important market for the MAGRAM(TM) technology for a number of reasons. The industry is experiencing a growing need to develop memory that is fast enough to keep pace with high CPU clock speeds. The current hard disk is too slow and prone to wear and frequent failure, being an electro-mechanical device consisting of spinning platters upon which data is stored and accessed by moveable arms that seek the data from place to place on the platters. MAGRAM(TM), on the other hand, is based on a ferromagnetic material virtually impervious to internal defect and change, and will be marketed as a viable solution to these industry problems. Both the new market and the upgrade market will be targeted.

         The market for memory chips is extremely large. The BEAR Report stated that, in a reference to ". . . chips manufactured and distributed to OEMs and other volume channels, various sources estimate the total market which is potentially relevant to this technology to be on the order of $40-50 billion and growing at 30% per year." Management believes that successful incorporation of the MAGRAM(TM) technology would be of immense value to any of the large chip makers.

         Marketing Strategy

         Micromem is aggressively pursuing the establishment of a partnership between Pageant and one or more major memory manufacturers. Management believes that combining the MAGRAM(TM) Technology with the strength of such strategic partners in the marketplace will facilitate and allow Pageant to obtain highly favorable licensing agreements with other major companies worldwide. At the same time, Management continues to work with the University of Utah to further improve the density, speed, bit size and manufacturing process. An additional significant increase in Pageant's ability to obtain licensing agreements is expected to be attained when products, based on the technology, begin to realize success in the marketplace.

         The BEAR Report stressed the importance of finding a strategic partner, noting that until such a partner had been located, "some caution concerning [MAGRAM's(TM)] present market value is necessary." Having said that, however, the BEAR Report proceeded to state that "[n]evertheless, it is impossible to ignore the extraordinary potential market for this technology . . ." and concluded that, based on the assumptions and qualifications set forth in the report, ". . . it is our opinion that the market value of the technology, in its current state of development, is approximately $30 million." As development progresses, management of Pageant believes that the market value of the technology will increase. However, since the technical risk appears to be relatively low, the increase in value with completion of a prototype is also likely to be low. Management believes that the next significant increases in market value will come when a partnership with a major memory manufacturer is established and when products based on the technology begin to realize some significant success in the marketplace.

         Competition

         Technological competition in the memory technology industry is intense and is characterized by rapidly changing technology, short product life cycles, cyclical oversupply and rapid price erosion. Pageant's success depends significantly upon its ability to obtain and maintain a competitive position in the development or acquisition of products and technology in its area of concentration. Rapid technological development by others may result in actual and proposed products or technology becoming obsolete in a relatively short period of time. Some of Pageant's competitors will have substantially greater financial and technical resources, manufacturing and marketing capabilities than Pageant. In addition, some of Pageant's potential competitors have significantly greater experience in undertaking beta testing and cookbook trials of new or improved hardware computer products. Such competitors may have, unknown to Pageant, products which are technologically superior to those of Pageant.

         Most of the established technologies with which MAGRAM(TM) will compete, while well established in the marketplace, lack one or more of MAGRAM's(TM) special characteristics. EPROMs (erasable programmable read-only memory) and EEPROMs (electrically erasable read-only memory) can be erased and rewritten, but must be written "en masse," rather than at the individual word level. "Flash" memory is a form of EEPROM that is widely used today in such devices as cell phones, modems and personal digital assistants, handheld devices otherwise known as PDAs. The drawbacks to Flash memory are that write times are slower, the number of read/write cycles are limited and it can be more difficult and expensive to manufacture. Another competitive product is DRAM or SRAM backed by a lithium battery with enough low level voltage and support circuitry to perform the necessary refresh cycles. The retention time for such memory could be long, depending on the life of the battery, but the cost is high.

         DRAM (Dynamic Random Access Memory) is a digital memory device ubiquitous in the computer industry. It is usually found as RAM (Random Access Memory) in computers of all sizes and types throughout the world. The principal reasons for its popularity are that it is fast (write/read times less than 100ns (nanoseconds; 1/100,000,000 part of a second)), dense (many bytes of data in a small area) and inexpensive. Speed and density are important because the CPU (Central Processing Unit), the device that oversees all activities in a computer, must work closely with RAM, which holds software (instructions) and data (information) for immediate, rapid bi-directional access.

         DRAM has drawbacks, however, the primary one being that it is volatile. Volatile devices cannot retain, or "remember" data after their power is removed. Furthermore, even with available power, DRAM devices are unable to retain data longer than about 30ms (milliseconds; 1/1,000 part of a second). Some have a shorter retention span; as low as 4-5ms. This negative factor requires an action called "refresh," and means that the data in DRAM is restored at least every 30-33ms, or some 30 times per second. During refresh, access to RAM by the CPU is denied, and no write/read functions can take place. In addition, though DRAM devices are inexpensive, their manufacture, or fabrication, requires many steps to complete.

         MAGRAM(TM) devices, on the other hand, have several advantages over DRAM devices. First, and foremost, they are non-volatile. This means that they retain data after power off. Moreover, they do not require refresh. Since there is no refresh, there is no need to stop access to RAM on the part of the CPU. Second, MAGRAM(TM) is as fast (write/read speeds) as DRAM, and in some cases, faster. In addition, MAGRAM(TM) devices are simpler to make than DRAMs, use less exotic tooling and therefore can be fabricated more quickly and cheaply. Although DRAMs are dense, it is expected that MAGRAM(TM) devices can be fabricated to be as dense as DRAMs in the near term.

         There are additional implications for the use of the MAGRAM(TM) technology to replace DRAMs configured as RAM. Since DRAMs are volatile, hard drives, ROMs (Read Only Memories) and cache (CPU-close fast, non-refresh, but volatile) memories are necessary to make up for DRAM deficiencies. In a computer system with MAGRAM(TM)-based RAM, MAGRAM(TM) memory devices could serve as an extension of these three other memory types and even eventually could replace them.

         Micromem is aware of no commercially competitive products that provide both true nonvolatile memory and random writes. The only product of which the company has knowledge which comes close to those objectives is a FRAM device produced by Ramtron International Corporation. MAGRAM(TM) is also a FRAM device, but while both devices are "Random Access Memory," the Ramtron device is ferroelectric rather than ferromagnetic. This means that its nonvolatility results from the movement of an electric charge trapped in a crystal matrix rather than from the polarity reversals of ferromagnets. Although ferroelectric memory devices are non-volatile, they tend to degrade over time because each time the electric charge, or polarity, of a ferroelectric memory cell is switched, some of the crystals break down and become useless. After many uses the cell then becomes unable to maintain or "remember" enough of an electric charge to be useful. As a consequence, ferroelectric devices tend to be used in data processing circuits that require their use only on an occasional basis as, for example, in situations where data needs to be stored in an emergency.

         The ability of Pageant to compete successfully depends on elements outside of its control, including the rate at which customers incorporate Pageant's products into their systems, the success of such customers in selling those systems, Pageant's protection of its intellectual property, the number, nature and success of competitors and their product introductions, and general market and economic conditions. In addition, Pageant's success will depend in a large part on its ability to develop, introduce, and license in a timely manner products that compete effectively on the basis of product features (including speed, density, die size, and packaging), availability, quality, reliability and price, together with other factors including the availability of sufficient manufacturing capacity and the adequacy of production yields. For example, from time to time an oversupply of DRAM has caused a significant drop in DRAM prices. Such a drop conceivably could have a material adverse effect on the sale of MAGRAM(TM) products, though since Micromem has not yet begun marketing MAGRAM(TM) it does not know the extent to which price sensitivity with respect to DRAM or any other product will be a relevant marketing consideration. There is no assurance that Pageant will be able to compete successfully in the future.


ITEM 2.  DESCRIPTION OF PROPERTY

         Micromem maintains corporate headquarters in Toronto, Ontario, Canada. The space, consisting of 500 square feet, is part of a larger office space leased by Ontex Resources Limited ("Ontex") pursuant to a lease that expires January 30, 2002. Micromem reimburses Ontex at cost for its space. There is no written sublease between Ontex and Micromem. Sam Fuda, Chairman of the Board of Directors of Micromem, is Chairman of the Board of Directors of Ontex and Ross McGroarty, Executive Vice President, Secretary and a Director of Micromem, is a Director of Ontex. The chief executive offices of Pageant USA are located in Santa Fe, New Mexico. The space consists of 1,852 square feet and is leased. The lease expires December 31, 2000. Pageant USA is planning to lease shared space in a research and manufacturing facility currently under construction at the University of Utah's Research Park in Salt Lake City. The facility is expected to be ready in September 1999. See "PLAN OF OPERATION -- Production."


ITEM 3.  LEGAL PROCEEDINGS

         There are no legal proceedings involving Micromem as of the date hereof, nor are any such proceedings known to be contemplated.

ITEM 4.  CONTROL OF REGISTRANT

         The following table sets forth, as of September 15, 1999, certain information with respect to (i) each person known by Micromem to be the owner of more than 10% of Micromem's Common Shares, and (ii) the officers and directors of Micromem as a group:


Title of Class                 Identity of Person or Group        Amount Owned             Percent of Class

Common Shares                  Ataraxia Corp.(1)                    3,900,000                 10.7%
                               P. O. Box 267
                               B.C.M. Cape Building
                               Leeward Highway
                               Turks & Caicos

Common Shares                  Hugh G. O'Neill(1)                   3,930,500(2)              10.8%

Common Shares                  All officers and directors as a      1,179,500(3)              3.1%
                               group


(1) Ataraxia Corp., a company incorporated under the laws of the Turks & Caicos Islands, is controlled by Hugh O'Neill.

(2)      Includes 3,900,000 Common Shares owned by Ataraxia Corp.

(3) Includes options granted to Sam Fuda to purchase prior to January 25, 2009, up to 1,000,000 Common Shares at a price per share of US $3.00.

There are no arrangements known to Micromem the operation of which may at a subsequent date result in a change of control of Micromem.


ITEM 5.  NATURE OF TRADING MARKET

         Trading in the Common Shares is quoted on the NASD's OTC Bulletin Board. The table below sets forth the high and low sales prices for Common Shares in U.S. Dollars as reported on the OTC Bulletin Board for each full fiscal quarter of Micromem since trading began in April 1998. The Common Shares are not traded in Canada.


                                  U.S. Dollars:

                                              High                         Low
                                              ----                         ---

Quarter ended April 30, 1998                 0.7500                       0.6520

Quarter ended July 31, 1998                  0.5625                       0.5000

Quarter ended October 31, 1998               3.2500                      1.4375

Quarter ended January 31, 1999               5.1250                      2.9375

Quarter ended April 30, 1999                 8.2500                      3.3000

Quarter ending July 31, 1999                 7.7500                      4.5000

         At September 15, 1999 approximately 14.54% of the outstanding Common Shares were held by registered shareholders with addresses in the United States.


ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
         HOLDERS

         As of the date of this Registration Statement, there are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to nonresident holders of Common Shares.

         There are no limitations under the laws of Canada or the Province of Ontario, or in the charter or any other constituent documents of Micromem on the right of nonresidents of Canada or persons who are not Canadian citizens to hold and/or vote the Common Shares of Micromem.


ITEM 7.  TAXATION

         The following is a summary of certain Canadian federal income tax provisions applicable to United States corporations, citizens, and resident alien individuals purchasing, holding and disposing of Common Shares. The discussion is a general summary only and does not purport to deal with all aspects of Canadian federal taxation that may be relevant to shareholders, including those subject to special treatment under the income tax laws. Shareholders are advised to consult their own tax advisers regarding the Canadian federal income tax consequences of holding and disposing of Micromem's Common Shares, as well as any consequences arising under U.S. federal, state or local tax laws or tax laws of other jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes, the purchasers or shareholders (i) deal at arm's-length with Micromem, (ii) are not residents of Canada, (iii) hold the Common Shares as capital property, and (iv) do not use or hold Common Shares in, or in the course of, carrying on business in Canada (a "NonResident Holder").

         Dividends paid or credited on the Common Shares to a non-resident holder will be subject to a non-resident withholding tax under the Income Tax Act (Canada) at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty. For this purpose, dividends will include amounts paid by Micromem in excess of the paid-up capital of the Common Shares on a redemption or a purchase for cancellation of such shares by Micromem (other than purchases on the open market). Under the Canada-United States Income Tax Convention, 1980 (the "Tax Treaty") the rate is generally reduced to 15% for dividends paid to a person who is a US resident. Dividends paid to US corporations owning at least 10% of the voting stock of Micromem are subject to a withholding tax rate of 5% under the Tax Treaty as amended by the Protocol signed on March 17, 1995. Other applicable tax treaties may reduce the 25% Canadian tax rate for other Non-Resident Holders.

         A Non-Resident Holder generally will not be subject to tax in Canada on capital gains realized from disposition of Common Shares, unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada). Generally, the Common Shares would not be taxable Canadian property unless the Non-Resident Holder, together with related parties, at any time during the five years prior to the disposition of the Common Shares owned not less than 25% of the issued shares of any class of the capital stock of .Micromem. Under the Treaty, a resident of the United States will not be subject to tax under the Income Tax Act (Canada) in respect of gains realized on the sale of Common Shares which constitute "taxable Canadian property", provided that the value of the Common Shares at the time of disposition is not derived principally from real property located in Canada.

         This summary is not exhaustive of all possible income tax considerations and shareholders and prospective purchasers are advised to consult with their own tax advisors with respect to their particular circumstances.

ITEM 8.  SELECTED FINANCIAL DATA

         The information set forth below should be read in conjunction with Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations, and the Financial Statements included in Item 17 of this Registration Statement and listed in the Index to Financial Statements appearing on page A-1.

         While Micromem is the technical acquiror of Pageant International, the acquisition has been treated as a reverse purchase acquisition (or reverse takeover) for accounting purposes. This means that the consolidated financial statements of Micromem are presented as a continuation of the financial position and results of Pageant International, even though Micromem remains the legal parent and Pageant International remains the legal subsidiary. Consequently, control of the net assets and operations of Micromem is deemed to have been acquired by Pageant effective January 11, 1999, the date of the acquisition of the Pageant International stock, and all financial information prior to January 11, 1999 is that of Pageant International and its subsidiary alone. The information set forth below, therefore, goes back only to September 3, 1997, the date on which Pageant Technologies was incorporated, and shows selected financial data for Pageant International for its fiscal years ended October 31, 1998 and 1997, the earlier period being only for September 3, 1997 through October 31, 1997.


                         For year ended October 31, 1998
                        With Comparatives for the Period
       from September 3, 1997 (Date of Incorporation) to October 31, 1997

                             (United States Dollars)


                                            1998                       1997
                                            ----                       ----

Current Assets                         $ 148,586                      $   -

Fixed Assets                              15,334                          -

Patents                                      100                          -

Total Assets                             164,020                          -

Total Liabilities                        665,011                      1,249

Shareholder's Deficit                   (500,991)                    (1,249)



Interest Income                            2,571                          -

Total Expenses                           502,313                      1,250

Net Operating Loss                      (499,742)                    (1,250)

         The unaudited selected financial data set forth below also has been prepared on a reverse acquisition (reverse takeover) basis, with Pageant International being deemed to be the acquiror for accounting purposes even though it is the legal subsidiary and even though the name of the company is Micromem Technologies Inc. Therefore, that part of the selected financial data for the six months ended April 30, 1999 that is prior to January 11, 1999, the date of the acquisition, and all of the selected financial data for the six months ended April 30, 1998, is the historical data for Pageant International. The Consolidated Financial Statements from which the data was derived have been prepared in accordance with accounting principles generally accepted ("GAAP") in Canada, which, in the case of Micromem, conform in all material respects with those in the United States. For a reconciliation between Canadian GAAP and US GAAP see the Notes to Consolidated Financial Statements April 30, 1999 at page A-37.

                               (Canadian Dollars)

                                Six Months Ended
                                    April 30,

                                             1999             1998
                                             ----             ----

          Working capital (deficiency)    $(2,755,433)   $  (402,274)

          Investment in other companies        68,700             --

          Patents and copyrights               19,891            144

          Capital assets                       77,662         26,812

          Equity (deficiency)              (2,589,180)      (375,318)



          Revenue:
             Interest earned                    1,722          1,072

          Costs and expenses:
             Compensation                   1,899,410             --
             Administration and
               development expenses           821,852        374,377
             Loss on sale of investment
               in other companies              70,065             --
             Write downs of investment         54,300             --
             Amortization                       8,083          2,014

          Net loss                          2,851,988        375,319

Exchange Rate Data

         The following table sets forth, for the periods indicated, the high, low, end of period and average for period noon buying rates in New York City for cable transfers in Canadian Dollars certified for customs purposes by the Federal Reserve Bank of New York, as expressed in the amount of U.S. Dollars equal to one Canadian dollar.


                            Six Months Ended
                                April 30,                                    Year Ended October 31,

                                  1999                  1998             1997           1996          1995          1994

High for period                   .6428                 .6341            .7093         .7235         .7024          .7166

Low for period                    .6860                 .7140            .7513         .7458         .7527          .7731

End of period                     .6860                 .6480            .7093         .7458         .7462          .7393

Average for period                .6589                 .6830            .7279         .7323         .7272          .7366


         On September 15, 1999, the noon buying rate for one Canadian dollar as quoted by the Federal Reserve Bank of New York was US $.6778 (US $1.00 = CDN $1.4754).

         No dividends were issued by Micromem during the periods referred to in the above table.


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis of financial condition and results of operations should be read in conjunction with Item 8 - Selected financial Data and the Financial Statements starting on page A-1 of this Report.

         While Micromem, which changed its name from AvantiCorp International Inc. on January 14, 1999, is the technical acquiror of Pageant International, the acquisition has been treated as a reverse purchase acquisition (or reverse takeover) for accounting purposes. This means that the consolidated financial statements of Micromem are presented as a continuation of the financial position and results of Pageant International, even though Micromem remains the legal parent and Pageant International remains the legal subsidiary. Consequently, control of the net assets and operations of Micromem is deemed to have been acquired by Pageant effective January 11, 1999, the date of the acquisition of the Pageant International stock, and all financial information prior to January 11, 1999 is that of Pageant International and its subsidiary alone. For that reason, to the extent the following discussion concerns financial periods ended prior to January 11, 1999, only the financial condition and results of operations of Pageant International will be addressed.

Fiscal year ended October 31, 1998 with comparatives for the period from September 3, 1997 (date of incorporation) to October 31, 1997

         Pageant International had no revenues from its inception through to the end of its fiscal year ended October 31, 1998 except for US $2,571 in interest income. Pageant International was created for the purpose of acquiring and developing the MAGRAM(TM) Technology and during this period its primary activities were obtaining license rights with respect to the Technology (agreement dated September 17, 1997), acquiring an undivided 50% interest in the MAGRAM(TM) Technology patent (assignment dated November 19, 1997) and commencing research and development activities (Research Agreement with the University of Utah dated November 24, 1997).

         Micromem expects to begin licensing the MAGRAM(TM) Technology by the fourth quarter of fiscal year 1999 and expects to start realizing revenues from these arrangements during the first nine months of fiscal year 2000. What research and development is necessary to begin licensing has been completed by the University of Utah under a Research Agreement dated as of November 24, 1997, and ending December 31, 1999, for which the University is being paid a total of US $282,549. Micromem expects to do additional research and development work in the future with respect to the MAGRAM(TM) Technology, either on its own to adapt the technology to meet the needs of particular industries or together with licensees to further adapt the technology to their special uses. At this time Micromem is unable to estimate how much such research and development will cost or the extent to which it will be paid by Micromem's licensees.

         Expenses during this period totalled US $502,313, of which US $176,012 (35.0%) were for travel and entertainment and US $166,182 (33.1%) were for professional fees. Wages and salaries came to US $81,457 (16.2%) and administrative expenses totalled US $50,872 (10.1%).

Six Months Ended April 30, 1999 compared to Six Months Ended April 30, 1998

         The six months ended April 30, 1999 include financial information for Micromem starting January 11, 1999, the date of its acquisition of Pageant International. All financial information prior to that date in the two periods being compared is that of Pageant International since the acquisition is being treated as a reverse purchase acquisition (reverse takeover) for accounting purposes.

         Micromem had no operating revenue in either period, its only activities being the acquisition of the rights to the MAGRAM(TM) Technology, and subsequent research and development. Its only income during those periods were for CDN $1,722 of interest earned in the six months ended April 30, 1999 and CDN $1,072 of interest earned in the six months ended April 30, 1998.

         Costs and expenses increased 658.18% to CDN $2,853,710 in the six months ended April 30, 1999 from CDN $376,391 in the period ended April 30, 1998. The largest component by far of this change was the CDN $1,899,410 ascribed to compensation in the six months ended April 30, 1999 as contrasted with the six months ended April 30, 1998 when no compensation costs were recorded. The compensation amount for the six months ended April 30, 1999 primarily reflects payments to 275311 Ontario Inc., or its assignee 164189 Canada Inc., each being a corporation controlled by Sam Fuda, Chairman of Micromem, under a one-year consulting/management agreement ending December 31, 1999, and to Mast Holdings (Bermuda) Ltd., a company controlled by Robert Patterson, President and Chief Executive Officer of Micromem, under a one-year consulting/management agreement in effect from March 9, 1999 to March 10, 2000. (See "Compensation of Directors and Officers" for a discussion of the two consulting/management agreements.) In addition, administrative and development expenses increased 119.53%, to CDN $821,852 in the six months ended April 30, 1999 from CDN $374,377 in the six months ended April 30, 1998. The only other significant loss items in the six months ended April 30, 1999 were a loss on sale of investment in other companies of CDN $70,065 and a write down of investment of CDN $54,300. Neither such loss had been registered in the earlier period. As a result, Micromem had a net loss for the six months ended April 30, 1999 of CDN $2,851,988 as compared to a net loss for the earlier period of CDN $375,319, an increase of 659.88%, and ended the April 30, 1999 period with a CDN $3,598,466 deficit as compared to a CDN $375,319 deficit for the earlier period.

Liquidity

         Micromem currently has no cash flow from operations and will have none until it is in a position to either license or directly produce and sell its products utilizing MAGRAM(TM) Technology. The researchers of the University of Utah who were hired by Micromem to complete the research on the technology have produced working prototype 8-bit technology evaluation samples which are being used in negotiations with prospective licensees. Meanwhile the financing of Micromem's activities has come primarily from the sale of Common Shares, which totaled CDN $110,098 in fiscal year 1998 and CDN $51,000 in fiscal year 1997 and from the sale of investments, which totaled CDN $418,335 in the first quarter of 1999. Some of this financing was used to reduce notes payable by Micromem, which declined by CDN $26,659 in fiscal year 1997, CDN $72,291 in fiscal year 1998 and CDN $119,752 in the first three months of fiscal year 1999.

         Micromem currently has no lines of credit in place and must obtain financing from investors and from persons who hold outstanding options and Warrants in order to meet its cash flow needs before it begins receiving revenues from licensing or direct sales. In May 1999 Micromem completed an arm's length private placement with Exterland Corporation in Lugano, Switzerland, of 350,000 Common Shares at US $3.00 per share, from which Micromem received proceeds of US $1,050,000. The US $3.00 per share price was below the then market value and reflects, among other things, the 18 month restriction on transfer imposed on the purchaser under Ontario securities law.

         Micromem currently has outstanding Warrants for the purchase of 879,324 Common Shares at CDN $2.00 per share until January 11, 2000 and at CDN $2.30 per share for the twelve months thereafter. These exercise prices are materially below the current sales price of a Common Share (CDN $6.455 or US $4.375 per share at September 15, 1999). Micromem also has granted options for the purchase of 1,000,000 Common Shares to Sam Fuda, Chairman of Micromem and a Director, at an exercise price of US $3.00 per Common Share, pursuant to the Micromem Technologies Inc. 1999 Stock Option Plan as part of a compensation package for Mr. Fuda. The options expire January 23, 2009. It is expected that Mr. Fuda will exercise these options as and when Micromem requires funding. Neither Mr. Fuda nor any of the holders of Warrants, however, has any obligation to exercise, and there can be no assurance that Micromem will realize funds from any of these sources.

MAGRAM(TM) Technology

         The primary asset of Micromem is its undivided 50% interest in the patent for the MAGRAM(TM) Technology, which it holds through its wholly-owned subsidiary Pageant Technologies Incorporated by means of license agreement with Estancia Limited, the owner of the patent. If Micromem were to be in breech of Micromem's rights to the patent and all related intellectual property rights would revert back to Estancia Limited. Management believes, however, that the risk of the patent reverting to Estancia Limited is low, since the license agreement contains no minimum performance criteria and since the other obligations of Micromem under the license agreement, a minimal initial payment, financing of the research at the University of Utah and the marketing, sales licensing and manufacturing of the technology, and the payment of 40% royalties based on net sales, have either been performed or are well within Micromem's capabilities.

Year 2000 Compliance

         Many older computer software programs refer to years in terms of their final two digits only. This simple problem, which could, for example, cause a computer to interpret 2000 as the year 1900, has the potential to cause a company serious harm. Date related failures or miscalculations could disrupt a company's operations, including its research and development activities, information technology systems, and even, in extreme cases, could cause its business to shut down entirely. Even if a company has taken great care to eliminate all year

2000 problems in its own operations it still could face serious damage to its business if such a problem were to disrupt the business of a key customer or supplier.

         Since at this time Micromem has no revenue generating operations and no reliance on computerized systems for its operations, it believes it is unlikely to face any year 2000 problem that would have a material financial impact on it. Management believes that Micromem is ready to face, and can easily remediate, any year 2000 problem that does arise with respect to its operations. Micromem to date has not incurred, and in the future is unlikely to incur, any replacement or remediation costs for equipment or systems as a result of a year 2000 problem.

         The biggest potential problem Micromem faces within its own operations concerns the research facility in Utah which it expects to begin using when construction is completed around the end of September 1999. The facility and most of the equipment being supplied by the manager of the facility are new and are expected to be free of year 2000 defects, and the vendors have confirmed to either Micromem or the manager of the facility that the equipment is year 2000 compliant. Even if a problem were to arise, however, management is reasonably certain that, since the program will still be in its early stages, Micromem should be able to conduct the necessary research, development and fabrication activities using other readily available equipment or at other locations until the problem is corrected.

         At this time Micromem's only significant supplier is the University of Utah. The Research Agreement with the University of Utah terminates December 31, 1999 and most of the work under the contract has been concluded. Therefore, Micromem believes that there are no year 2000 problems with respect to any of its suppliers that would cause a material disruption of its operations.

         While no formal contingency plan has been developed with respect to either the research facility in Utah or the Research Agreement with the University of Utah, management believes that Micromem is ready to face any year 2000 problems that do arise and should be able to continue its research and development activities.

         Micromem has begun negotiations with potential licensees, but as of yet none have been concluded. Micromem is taking the potential for year 2000 problems into consideration in those negotiations, and intends to continue doing so.

Capital Resources

         Micromem had no material commitments for capital expenditures as of October 31, 1998 or April 30, 1999.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Not Applicable.

ITEM 10. DIRECTORS AND OFFICERS OF THE REGISTRANT

         The Directors, Executive Officers and other key personal of Micromem as at September 10, 1999 are set forth below:


           Name     Age                            Position
           ----     ---                            --------

Robert Patterson     51      President and Chief Executive Officer

Sam Fuda             64      Chairman of the Board of Directors

Ross McGroarty       60      Executive Vice President and Secretary, Director

Stephen Fleming      53      Director



         Robert Patterson has served as the President and Chief Executive Officer of Micromem since March 18, 1999. In 1997 he was one of the founders of Pageant USA and served as that company's Chairman of the Board and Vice President of Corporate Development until its acquisition by Micromem in January 1999. From 1995 to 1997 he served as Vice President of Corporate Development for SGL International, Inc.

         Sam Fuda has served as Chairman of the Board of Micromem since January 11, 1999 and a Director of Micromem since 1992. From 1992 to January 11, 1999 he also served as Secretary of Micromem. He served as President and Chief Executive Officer of Ontex Resources Limited from 1986 to December 1998 and as Chairman of the Board of Ontex Resources Limited since that date.

         Ross McGroarty was elected Executive Vice President and Secretary of Micromem on January 11, 1999. For ten years prior to that he served Micromem as President. He has been a director of both Micromem and Ontex Resources Limited since 1988.

         Stephen Fleming was elected a Director of Micromem on January 11, 1999 following the ratification by Micromem's shareholders of the acquisition of Pageant International, and served as President and Chief Executive Officer of Micromem from January 11, 1999 to March 18, 1999. He has served as President and Chief Executive Officer of Pageant USA since 1997 and President of SGL International Inc., a company he co-founded that is engaged in technology development, since 1996. From 1990 to 1995 he served as Senior Vice President for International Technology Development of International Ion Incorporated.

         There are no arrangements or understandings between any director and any other person pursuant to which the director was selected as a director or executive officer. There is no family relationship between any director or executive officer and any other director or executive officer.


ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

         The aggregate amount of compensation paid by Micromem and its subsidiaries during Micromem's last fiscal year to all directors and officers as a group for services in all capacities was $24,000, all of which was paid to Ross McGroarty in his capacity as President.

         Pursuant to a verbal agreement between Micromem and Ross McGroarty, Executive Vice-President and Secretary of Micromem, Mr. McGroarty received a salary of CDN $5,000 per month from February through April 1999.

         On January 25, 1999, as part of a compensation package for Sam Fuda, Micromem granted Mr. Fuda options to purchase, prior to January 25, 2009, up to 1,000,000 Common Shares at a price per share of US $3.00 pursuant to the Micromem Technologies Inc. 1999 Stock Option Plan.

         Pursuant to a consulting agreement between 275311 Ontario Inc., a corporation controlled by Sam Fuda, Chairman and a director of Micromem, and Micromem dated as of January 29, 1999, Micromem retained 275311 Ontario Inc. to provide certain consulting and management services during the period from January 1, 1999 through to December 31, 1999, including assisting and advising Micromem's Board of Directors and senior management in negotiations with prospective purchasers, manufacturers and licensees of the MAGRAM(TM) Technology, overseeing Micromem's compliance with corporate and securities regulations in Canada and those of any trading system or stock exchange upon which Micromem's shares may become listed, retaining and instructing Micromem's professional advisers, including its legal counsel and auditors, providing advice to Micromem's Board of Directors and senior management with respect to structuring of Micromem's equity funding by private placement and/or public offering and providing introductory services to the financial and investment community in Toronto, and managing a corporate office of Micromem to be situated in Toronto during the period from January 1, 1999 through to December 31, 1999.

         The interest of 275311 Ontario Inc. in the agreement has been assigned to 164189 Canada Limited ("FudaCo"), a corporation controlled by Mr. Fuda, and FudaCo has assumed all of 275311 Ontario Inc.'s obligations under the agreement. As a result, FudaCo will render the services contracted for under the agreement and FudaCo will be paid fees on a quarterly basis, in form of cash or Common Shares, at the option of Micromem, under the agreement. If Micromem elects to pay the fees through quarterly issuances of Common Shares, then the number of shares to be issued to FudaCo, quarterly, would be calculated as the product of 0.3125% of the simple average of the number of shares of Micromem that were outstanding on the last day of each month during a quarter (the "Average Outstanding"). If Micromem elects to pay the fees through quarterly cash payments to FudaCo, then the amount of such fees would be calculated as the product of 0.3125% of the Average Outstanding multiplied by the simple average of the daily close price of Micromem's Common Shares during the quarter.

         Pursuant to a consulting agreement between Mast Holding (Bermuda) Ltd. ("Mast"), a Bermuda corporation, and Micromem dated March 10, 1999, Micromem retained Mast to provide certain consulting and management services, to be rendered by Robert Patterson, during the period from March 9, 1999 to March 10, 2000. The services to be rendered under the agreement include the services of Mr. Patterson as the President and Chief Executive Officer of Micromem. Under the agreement, Mast will be paid fees on a quarterly basis, in the form of cash or Common Shares at the option of Micromem. If Micromem elects to pay the fees through quarterly issuances of Common Shares, then the number of shares to be issued quarterly would be calculated as the product of 0.3125% of the simple average of the number of shares of Micromem that were outstanding on the last day of each month during a quarter (the "Average Outstanding"). If Micromem elects to pay the fees through quarterly cash payments, then the amount of such fees would be calculated as the product of 0.3125% of the Average Outstanding multiplied by the simple average of the daily close price of Micromem's Common Shares during the quarter.

         The issuance of Common Shares under both the agreement with 275311 Ontario Inc. and the agreement with Mast Holding (Bermuda) Ltd. (the "Consulting Agreements") is conditioned on approval being obtained by Micromem from its shareholders, failing which Micromem is required to pay the cash equivalent of the fees under each of the agreements. If Micromem's shareholders fail to approve the issuance of Common Shares under the Consulting Agreements, or if Micromem elects to make payments under the Consulting Agreements in cash, the amount of cash compensation that each consultant would receive would depend on (i) the average number of Micromem Common Shares outstanding each quarter during the term of a consultant's Consulting Agreement determined by taking the simple average of the number of Common Shares outstanding on the last day of each month during each such quarter, and (ii) the average daily closing price of Micromem Common Shares for each such quarter.

         Following are tables giving examples of the amount of cash that each consultant would receive if Micromem Common Shares had an average daily closing price of (i) US $4, (ii) US $5, (iii) US $6, or (iv) US $7 during the months from September 1999 through to the end of each Consulting Agreement. For purposes of determining the Average Number of Shares Outstanding it was assumed that the options granted to Mr. Fuda for the purchase of 1,000,000 Common Shares were fully exercised before the end of January 1999 and that no additional Common Shares were issued by Micromem after September 15, 1999. For ease of computation, it has also been assumed that the Consulting Agreement with Mast Holding (Bermuda) Ltd. began March 1, 1999 rather than March 9, 1999.

                              164189 Canada Limited
                              (275311 Ontario Inc.)

                                 (U.S. Dollars)

                      Ave. No.
                       Shares             Per                     Per                    Per                    Per
   Quarter Ended     Outstanding         Share      Total        Share       Total      Share      Total        Share      Total
                                       ----------------------   -------------------    --------------------    ---------------------

March 31, 1999       35,984,810         $3.98    $447,561        $3.98      $447,561     $3.98    $447,561     $3.98    $447,561

June 30, 1999        37,323,594         $6.17    $719,646        $6.17      $719,646     $6.17    $719,646     $6.17    $719,646

September 30, 1999   37,451,319         $4.00    $468,141        $5.00      $585,177     $6.00    $702,212     $7.00    $819,248

December 31, 1999    37,451,319         $4.00    $468,141        $5.00      $585,177     $6.00    $702,212     $7.00    $819,248
                                                 --------                   --------              --------              --------

                                               $2,103,490                 $2,337,560            $2,571,631            $2,805,702
                                               ==========                 ==========            ==========            ==========


                          Mast Holdings (Bermuda) Ltd.

                                 (U.S. Dollars)

                      Ave. No.
                       Shares             Per                     Per                       Per                     Per
   Quarter Ended     Outstanding         Share      Total        Share       Total         Share      Total        Share      Total
                                       ---------------------- ------------------------   ----------------------  ------------------

May 31, 1999         37,170,868         $6.50    $755,033      $6.50      $755,033        $6.50    $755,033       $6.50    $755,033

August 30, 1999      37,451,319         $4.80    $561,770      $4.80      $561,770        $4.80    $561,770       $4.80    $561,770

November 30, 1999    37,451,319         $4.00    $468,141      $5.00      $585,177        $6.00    $702,212       $7.00    $819,248

February 29, 2000    37,451,319         $4.00    $468,141      $5.00      $585,177        $6.00    $702,212       $7.00    $819,248
                                                 --------                 --------                 --------                --------
                                                 $2,253,086               $2,487,157             $2,721,228              $2,955,298
                                                 ==========               ==========               ==========            ==========

         If Micromem's shareholders approve the issuance of Common Shares under the Consulting Agreements and if Micromem elects to make payments under the Consulting Agreements in Common Shares, the number of Common Shares that each consultant would receive would depend on the average number of Micromem Common Shares outstanding each quarter during the term of a consultant's Consulting Agreement determined by taking the simple average of the number of Common Shares outstanding on the last day of each month during each such quarter.

         Following is a table giving an example of the number of Common Shares that each consultant would receive assuming that Micromem issued no more Common Shares from the date of this registration statement to the end of each Consulting Agreement except for those Common Shares required to be issued to the consultants under the Consulting Agreements. Each table assumes for the purpose of determining the Common Shares Outstanding (Average) that (i) the options for the purchase of 1,000,000 Common Shares granted to Mr. Fuda were fully exercised prior to the end of January 1999, (ii) the Common Shares issued pursuant to each Consulting Agreement increased the number of Common Shares outstanding as of the last day of the three month period with respect to which they were issued, and
(iii) no other Common Shares were issued by Micromem after September 15, 1999.


                              164189 Canada Limited
                              (275311 Ontario Inc.)

                                 (U.S. Dollars)

                                      Common Shares
           Quarter Ended             Outstanding (Average)                Total Received                  % of Total
           -------------             ---------------------                --------------                  ----------

            March 31, 1999                  35,984,810                      112,453                        0.31%

             June 30, 1999                  36,810,181                      115,032                        0.31%

        September 30, 1999                  37,373,232                      116,791                        0.31%

         December 30, 1999                  37,606,816                      117,521                        0.31%
                                                                            -------                        -----

                                                                            461,797                        1.25%
                                                                            =======                        =====

                           Mast Holding (Bermuda) Ltd.

                                 (U.S. Dollars)

                                        Common Shares
           Quarter Ended             Outstanding (Average)                 Total Received                  % of Total
           -------------             ---------------------                 --------------                  ----------

              May 31, 1999                  36,401,445                      113,755                        0.31%

           August 31, 1999                  37,296,038                      116,550                        0.31%

         November 30, 1999                  37,528,793                      117,277                        0.31%

         February 29, 2000                  37,763,349                      118,010                        0.31%
                                                                            -------                        -----

                                                                            465,593                        1.25%
                                                                            =======                        =====

         Based on the unaudited balance sheet of Micromem at April 30, 1999, the net tangible book value per Common Share was CDN $(.05). In the example set forth in the table above, it is assumed that as of February 29, 2000, after the two Consulting Agreements have terminated, (i) the total number of Common Shares outstanding will be 37,920,523, (ii) a total of 927,390 Common Shares, or 2.45% of the then outstanding Common Shares, will have been issued under the two Consulting Agreements, (iii) 1,000,000 Common Shares, or 2.64% of the then outstanding Common Shares, will have been issued to Sam Fuda upon exercise of his options, (iv) Micromem will have received CDN $4,500,000 from Mr. Fuda upon exercise of his options, and (v) no change will have occurred in the financial position of Micromem from April 30, 1999. Based on such table and assumptions, the net tangible book value per Common Share at February 29, 2000 would be CDN

$(.05) as compared to CDN $(.07) prior to the issuance of the Common Shares under the Consulting Agreements, representing a dilution per Common Share of (170.27%).

         Directors of Micromem receive CDN $500 and expenses for each meeting of the Board of Directors or committee of the Board of Directors they attend.


ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

         Warrants for the purchase of 879,324 shares, issued as part of the purchase price for Pageant International, were outstanding on September 10, 1999. Each warrant entitles its holder to purchase one Common Share at a purchase price of CDN $2.00 through January 11, 2000, and CDN $2.30 from January 12, 2000 through January 12, 2001, at which time the warrants expire. No warrants are held by any directors or officers of Micromem.

         On January 25, 1999, Micromem granted Sam Fuda options to purchase, prior to January 25, 2009, up to 1,000,000 Common Shares at a price per share of US $3.00, pursuant to the Micromem Technologies Inc.
1999 Stock Option Plan.


ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         During the past three fiscal years and to the date of this Report, there have been no material transactions, in which Micromem or any of its subsidiaries was a party, and in which any director or officer of Micromem had a direct or indirect material interest, and no such transaction is currently proposed.

         During the past three years, no relatives, spouses or relatives of spouses of officers or directors were involved in material transactions with Micromem, and no such transaction is currently proposed.

         During the past three fiscal years and the current fiscal year, no officer or director and no associate of any officer or director, has been indebted to Micromem.


                                     Part II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

         The authorized capital of Micromem consists of an unlimited number of common shares ("Common Shares"), of which 36,451,319 shares were issued and outstanding as of September 15, 1999, and 2,000,000 special, redeemable, voting preference shares ("Special Shares"), none of which is outstanding as of the date hereof.

         Holders of Common Shares will be entitled to receive notice of, attend and vote at all meetings of the shareholders of Micromem. Each Common Share carries one vote at such meetings. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of Micromem, after payment of all outstanding debts, the remaining assets of Micromem available for distribution will be distributed to the holders of Common Shares. Dividends may be declared and paid on the Common Shares in such amounts and at such times as the directors shall determine in their discretion in accordance with the Business Corporations Act (Ontario) (the "Business Corporations Act"). There are no pre-emptive rights, conversion rights, redemption provisions or sinking fund provisions attaching to the Common Shares. Common Shares are not liable to further calls or to assessment by Micromem; provided, however, that pursuant to the provisions of the Business Corporations Act, Micromem has a lien on any Common Share registered in the name of a shareholder or the shareholder's legal representative for a debt owed by the shareholder to Micromem.

         Holders of Special Shares are entitled to receive notice of, attend and vote at all meetings of the shareholders of Micromem. Each Special Share carries one vote at such meetings. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of Micromem, after payment of all outstanding debts, the holders of the Special Shares shall be entitled to receive, before any distribution of any part of the assets of Micromem among the holders of any other shares, the amount paid up on the Special Shares. The Special Shares are redeemable at the option of Micromem for the amount paid up on the shares. Dividends may not be declared or paid on the Special Shares and transfer of the Special Shares is restricted without the approval of the Directors of Micromem and the prior written consent of the Ontario Securities Commission. The number of Special Shares that may be issued and outstanding at any time is limited to 500,000. There are no pre-emptive rights, conversion rights or sinking fund provisions attaching to the Special Shares. Special Shares are not liable to further calls or to assessment by Micromem; provided, however, that pursuant to the provisions of the Business Corporations Act, Micromem has a lien on any Special Share registered in the name of a shareholder or the shareholder's legal representative for a debt owed by the shareholder to Micromem.

         The by-laws of Micromem provide that two persons present in person and entitled to vote at any meeting of Shareholders shall constitute a quorum for the transaction of business at such meeting.

         There is no restriction on the repurchase or redemption of shares by Micromem while there is an arrearage in the payment of dividends.



                                     Part IV


ITEM 17. FINANCIAL STATEMENTS

         The financial statements required by Item 17 are listed in the Index to Financial Statements appearing on Page A-1.


ITEM 18. FINANCIAL STATEMENTS

         Not applicable

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

         (a)  Financial Statements:

         See the Index to Financial Statements on page A-1 of the financial statements filed as part of this registration statement as Attachment A hereto.

         (b)  Exhibits:

         The following exhibits are filed as part of this registration statement as Attachment B hereto:

         Exhibit No. 1.1            Articles of Incorporation as currently in effect

         Exhibit No. 1.2            By-Laws as currently in effect

         Exhibit No. 3.1            Letter Agreement dated December 7, 1998 among Micromem, Ataraxia Corp.
                                    and Pageant Technology Inc. relating to the purchase by Micromem of all of the stock of Pageant Technology Inc.

         Exhibit No. 3.2            Assignment of MAGRAM(TM)Technology patent from Richard Lienau to
                                    Estancia Limited dated November 18, 1997

         Exhibit No. 3.3            Assignment of undivided 50% interest in MAGRAM(TM)Technology patent from Estancia Limited to Ataraxia Corp. dated November 19, 1997

         Exhibit No. 3.4            Assignment of undivided 50% interest in MAGRAM(TM)Technology patent from Ataraxia Corp. to Pageant Technologies Incorporated dated
                                    November 19, 1997

         Exhibit No. 3.5            Agreement with respect to Joint Ownership and Certain License Rights dated
                                    September 17, 1997 between Richard M. Lienau and Estancia Limited, and
                                    Ataraxia Corp.

         Exhibit No. 3.6            Assignment of September 17, 1997 agreement by Ataraxia Corp. to Pageant
                                    Technologies Inc.

         Exhibit No. 3.7            Research Agreement dated November 24, 1997 by and between Pageant
                                    Technologies (USA) Inc. and the University of Utah

         Exhibit No. 3.8            Letter Agreement dated February 1, 1999 extending November 24, 1997
                                    Research Agreement to December 31, 1999

         Exhibit No. 3.9            Consulting Agreement dated as of January 29, 1999 between 275311 Ontario
                                    Inc. and Micromem Technologies Inc. for the services of Sam Fuda

         Exhibit No. 3.10           Consulting Agreement dated as of March 10, 1999 between Mast Holding
                                    (Bermuda) Ltd. and Micromem for the services of Robert Patterson

         Exhibit No. 3.11           Lease dated January 16, 1998, for the Pageant Technologies Inc. office in
                                    Santa Fe, New Mexico

         Exhibit No. 3.12           Consent dated September 2, 1999 of Business Equity Appraisal Reports, Inc.
                                    ("Bear")

         Exhibit No. 3.13           Agreement dated April 27, 1999 for the sale to Exterland Corporation of
                                    350,000 Common Shares at a price of US $3.00 per share

         Exhibit No. 3.14           Form of Warrant Certificate for the Warrants issued January 11, 1999

         Exhibit No. 3.15           Micromem Technologies Inc. 1999 Stock Option Plan

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        MICROMEM TECHNOLOGIES INC.



                                        By:  -----------------------------------
                                             Name:   Sam Fuda
                                             Title:  Chairman of the Board of
                                                     Directors


Dated:   September 17, 1999

                                                                    ATTACHMENT A


                          INDEX TO FINANCIAL STATEMENTS

Pageant Technologies Incorporated Consolidated Financial Statements for The
Year Ended October 31, 1998 And Independent Auditors' Report                A-3


                                                                            A-4
   Independent Auditors' Report

                                                                            A-5
   Consolidated Balance Sheet as of October 31, 1998


   Consolidated Statement of Loss and Accumulated Deficit for Year Ending October 31, 1998 (with comparatives for the Period from September 3,
   1997 (Date of Incorporation) to October 31, 1997)
                                                                            A-6



   Consolidated Statement of Cash Flows for Year Ending October 31, 1998
   (with comparatives for the Period from September 3, 1997 (Date of Incorporation) to October 31, 1997)
                                                                            A-7



   Notes to Consolidated Financial Statements for Year Ending
   October 31, 1998                                                         A-8



Pageant Technologies Incorporated Consolidated Financial Statements for the Period from September 3, 1997 (Date of Incorporation) to October 31, 1997
and Independent Auditors' Report                                            A-11

    Independent Auditors' Report                                            A-12


    Consolidated Balance Sheet as of October 31, 1997                       A-13


    Consolidated Statement of Loss and Accumulated Deficit for the Period
    from September 3, 1997 (Date of Incorporation) to October 31, 1997      A-14




    Consolidated Statement of Cash Flows for the Period from September 3,
    1997 (Date of Incorporation) to October 31, 1997                        A-15



    Notes to Consolidated Financial Statements for the Period from
    September 3, 1997 (Date of Incorporation) to October 31, 1997           A-16




Pageant Technologies Incorporated Unaudited Consolidated Financial
Statements for the Six Months Ending April 30, 1999 and Independent
Accountants' Report                                                         A-18




         Independent Accountants' Report                                    A-19



         Unaudited Consolidated Balance Sheet as of April 30, 1999          A-20

         Unaudited Consolidated Statement of Loss and Accumulated Deficit
         for Six Months Ending April 30, 1999 (with comparatives for the Six
         Months Ending April 30, 1998)                                     A-21




         Unaudited Consolidated Statement of Cash Flows for Six Months
         Ending April 30, 1999 (with comparatives for the Period Six Months
         Ending April 30, 1998)                                             A-22

         Notes to Unaudited Consolidated Financial Statements for Six
         Months Ending April 30, 1999 (with comparatives for the Six
         Months Ending April 30, 1998)                                      A-23

Micromem Technologies Inc. (Formerly AvantiCorp International Inc.)
Consolidated Financial Statements April 30, 1999 (Unaudited)                A-27

         Consolidated Balance Sheets as of April 30, 1999 and 1998          A-28

         Consolidated Statements of Operations and Deficit for the Six
         Months Ended April 30, 1999 and 1998                               A-29

         Consolidated Statements of Changes in Cash Position for the Six
         Months Ended April 30, 1999 and 1998                               A-30

         Notes to Consolidated Financial Statements April 30, 1999          A-31


AvantiCorp International Inc. Financial Statements October 31, 1998, 1997
and 1996                                                                    A-38

         Auditor's Report                                                   A-39

         Balance Sheets as of October 31, 1998, 1997 and 1996               A-40

         Statements of Operations and Deficit for Years Ended October 31,
         1998, 1997 and 1996                                                A-41

         Statements of Changes in Cash Position for Years Ended October 31,
         1998, 1997 and 1996                                                A-42

         Notes to Financial Statements October 31, 1998                     A-43

Micromem Technologies Inc. (Formerly AvantiCorp International Inc.)
Pro-Forma Consolidated Financial Statements of Operations for the Period
Ended October 31, 1998 (Unaudited)                                          A-46

         Pro-Forma Consolidated Statement of Operations for the Period
         Ended October 31, 1998                                             A-47

         Notes to the Pro-Forma Consolidated Statement of Operations
         October 31, 1998                                                   A-48

PAGEANT TECHNOLOGIES INCORPORATED

Consolidated Financial Statements
For The Year ending October 31, 1998
And Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
  Pageant Technologies Incorporated

We  have  audited  the  consolidated   balance  sheet  of  Pageant  Technologies
Incorporated (The "Company") as of October 31, 1998, and the consolidated statements of loss and accumulated deficit and cash flows for the year ending October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion these financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 1998 and the results of its operations and its cash flows for year then ended in accordance with International Accounting Standards.

/s/ Deloitte & Touche

September 6, 1999

PAGEANT TECHNOLOGIES INCORPORATED

CONSOLIDATED BALANCE SHEET
AS OF OCTOBER 31, 1998
 (Expressed in United States Dollars)

                                                         1998             1997
ASSETS
CURRENT ASSETS:
   Cash at Bank                                        $ 147,063      $      --
   Deposits and advances                                   1,523             --
                                                       ---------      ---------
      Total current assets                               148,586             --
FIXED ASSETS  (Note 3)                                    15,334             --
PATENTS (Note 4)                                             100             --
                                                       ---------      ---------
TOTAL                                                  $ 164,020      $      --
                                                       =========      =========

LIABILITIES AND SHAREHOLDER'S DEFICIT
CURRENT LIABILITIES:
   Accounts payable and accrued expenses               $  39,834      $   1,249
   Shareholder advances  (Note 5)                        625,177             --
                                                       ---------      ---------
      Total current liabilities                          665,011          1,249
                                                       ---------      ---------

SHAREHOLDER'S DEFICIT
   Share capital (Note 6)                                      1              1
   Accumulated deficit                                  (500,992)        (1,250)
                                                       ---------      ---------
      Total shareholder's deficit                       (500,991)        (1,249)
                                                       ---------      ---------
TOTAL                                                  $ 164,020      $      --
                                                       =========      =========

See notes to financial statements.

Approved on behalf of the Board:


-----------------------------------
Director

PAGEANT TECHNOLOGIES INCORPORATED

CONSOLIDATED STATEMENT OF LOSS AND ACCUMULATED DEFICIT
FOR YEAR ENDING OCTOBER 31, 1998
(WITH COMPARATIVES FOR THE PERIOD FROM SEPTEMBER 3, 1997 (DATE OF INCORPORATION) TO OCTOBER 31, 1997)
 (Expressed in United States Dollars)
--------------------------------------------------------------------------------

                                                         1998             1997

INTEREST INCOME                                           2,571              --
                                                      ---------       ---------
EXPENSES
   Travel and entertainment                             176,012              --
   Professional fees                                    166,182           1,250
   Wages and salaries                                    81,457              --
   Administration expenses                               50,872              --
   Development expenses                                  50,000              --
   Depreciation                                           4,751              --
   Unrealised gain on foreign exchange                  (26,961)             --
                                                      ---------       ---------
      Total expenses                                    502,313           1,250
                                                      ---------       ---------
NET OPERATING LOSS                                     (499,742)         (1,250)
ACCUMULATED DEFICIT BEGINNING OF YEAR                    (1,250)             --
                                                      ---------       ---------
ACCUMULATED DEFICIT END OF YEAR                       $(500,992)      $  (1,250)
                                                      =========       =========

See notes to financial statements.

PAGEANT TECHNOLOGIES INCORPORATED

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR YEAR ENDING OCTOBER 31, 1998
(WITH COMPARATIVES FOR THE PERIOD FROM SEPTEMBER 3, 1997 (DATE OF INCORPORATION) TO OCTOBER 31, 1997)
 (Expressed in United States Dollars)

                                                           1998           1997
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                 $(499,742)   $  (1,250)
Adjustments for:
    Depreciation                                             4,751           --
                                                         ---------    ---------
                                                          (494,991)      (1,250)
Increase in deposits and advances                           (1,523)          --
Increase in accounts payable and accrued expenses           38,585        1,249
                                                         ---------    ---------
     Cash used in operating activities                    (457,929)          (1)
                                                         ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets                                   (20,085)          --
Purchase of Patent                                            (100)          --
                                                         ---------    ---------
     Cash used in investing activities                     (20,185)          --
                                                         ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the issue of shares                             --            1
  Shareholder advances                                     625,177           --
                                                         ---------    ---------
   Cash from financing activities                          625,177            1
                                                         ---------    ---------
NET  INCREASE IN CASH                                      147,063           --

CASH, BEGINNING OF YEAR                                         --           --
                                                         ---------    ---------
CASH, END OF YEAR                                        $ 147,063    $      --
                                                         =========    =========


See notes to financial statements.

PAGEANT TECHNOLOGIES INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEAR ENDING OCTOBER 31, 1998
(WITH COMPARATIVES FOR THE PERIOD FROM SEPTEMBER 3, 1997 (DATE OF INCORPORATION) TO OCTOBER 31, 1997)
 (Expressed in United States Dollars)
--------------------------------------------------------------------------------
1.       GENERAL

         Pageant Technologies Incorporated. (The "Company") was incorporated on September 3, 1997 in The Turks and Caicos Islands B.W.I., company number E21820. The Company acts principally as an asset holding and development company. The Company currently does not have any significant operating income and is therefore dependent on the advances from its parent company to finance its day to day operations


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The financial statements of Pageant Technologies Incorporated are prepared in accordance with International Accounting Standards. The significant accounting policies of the Company are as follows:

       a. Basis of Consolidation - These consolidated financial statements have been prepared using the purchase method and include the assets, liabilities and results of operations of the Company and its wholly owned subsidiary, Pageant Technologies (USA) Inc., a research and development company incorporated in the State of Utah U.S.A.

       b.  Patents - Patents are carried at cost

       c. Foreign currency translation - Transactions in foreign currencies have been converted to United States dollars at the rate of exchange prevailing at date of each transaction. Assets and liabilities denominated in foreign currencies are converted into United States dollars at the rate of exchange prevailing at October 31, 1998.

       d. Fixed assets - Fixtures and equipment are carried at cost less accumulated depreciation. Depreciation on equipment is calculated using the straight-line method to write them off over their estimated useful lives of 3 years.

       e. Development costs - development costs are written off in the period in which they are incurred.

3.       FIXED ASSETS

         Fixed assets are made up as follows:

                                            1998
                 ---------------------------------------------------------------
                 Beginning                                         Ending
                  Balance        Additions        Disposals       Balance
                 ---------------------------------------------------------------

COST
Equipment        $ --          $ 20,085             $ --       $20,085

                                            1998
                 ---------------------------------------------------------------
                 Beginning      Depreciation                       Ending
                  Balance         Expense         Disposals       Balance
                 ---------------------------------------------------------------

DEPRECIATION
Equipment           $ --          $ 4,751           $ --       $ 4,751
1998 Net movement   $ --          $ 15,334          $ --       $15,334


4.       PATENTS

         The Company owns a fifty-percent interest in US patent # 5,295,097 and has the exclusive right to develop, manufacture and sell the related products associated with "nonvolatile random access memory". A working prototype is being developed by the University of Utah.

         At its current stage of development, the technology being developed under the patent has an estimated market value of $30,000,000. This estimated market value is based on a report, dated July 6, 1998, prepared by Hans P. Schroeder, President of Business Equity Appraisal Reports, Inc. of San Carlos California.

5.       SHAREHOLDER ADVANCES

          Shareholder advances are interest-free, unsecured and have no fixed repayment date.

6.       SHARE CAPITAL

          The share capital of the Company is made up as follows:

                                                      1998             1997
Authorised:
   5,000 ordinary shares of $1.00 each              $ 5,000          $ 5,000
                                                    =======          =======

Issued & fully paid:
   1 ordinary share of $1.00                        $     1          $     1
                                                    =======          =======


         On December 4, 1998 a further 4,999 ordinary shares of US$1.00 each were issued to the existing shareholder at par.

         On January 12, 1999 the entire share capital of the company was acquired by Micromem Technologies (formerly Avanti Corporation) for a consideration of 32,000,000 shares.


7.       COMPLIANCE WITH UNITED STATES GENERALLY ACCEPTED
         ACCOUNTING PRINCIPLES

         There are no material differences between the presentation of these financial statements in accordance with International Accounting Standards and their presentation had they been prepared in accordance with United States Generally Accepted Accounting Principles.

                                   * * * * * *

PAGEANT TECHNOLOGIES INCORPORATED

Consolidated Financial Statements
For the period from September 3, 1997
(Date of Incorporation) to October 31, 1997
And Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
  Pageant Technologies Incorporated

We  have  audited  the  consolidated   balance  sheet  of  Pageant  Technologies
Incorporated (The "Company") as of October 31, 1997, and the consolidated statements of loss and accumulated deficit and cash flows for the period from September 3, 1997 (date of incorporation) to October 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion these financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 1997 and the results of its operations and its cash flows for the period from September 3, 1997 (date of incorporation) to October 31, 1997 in accordance with International Accounting Standards.


/s/ Deloitte & Touche

September 6, 1999

PAGEANT TECHNOLOGIES INCORPORATED

CONSOLIDATED BALANCE SHEET
AS OF OCTOBER 31, 1997
 (Expressed in United States Dollars)
--------------------------------------------------------------------------------

                                                                         1997
ASSETS
CURRENT ASSETS:
   Cash at Bank                                                         $    --
                                                                        -------
      Total current assets                                                   --
FIXED ASSETS                                                                 --
PATENTS                                                                      --
                                                                        -------
TOTAL                                                                   $    --
                                                                        =======

LIABILITIES AND SHAREHOLDER'S DEFICIT
CURRENT LIABILITIES:
   Accounts payable and accrued expenses                                $ 1,249
                                                                        -------
      Total current liabilities                                           1,249


SHAREHOLDER'S DEFICIT
   Share capital (Note 3)                                                     1
   Accumulated deficit                                                   (1,250)
                                                                        -------
      Total shareholder's deficit                                        (1,249)
                                                                        -------
TOTAL                                                                   $    --
                                                                        =======

See notes to financial statements.

Approved on behalf of the Board:


-----------------------------------
Director

PAGEANT TECHNOLOGIES INCORPORATED

CONSOLIDATED STATEMENT OF LOSS AND ACCUMULATED DEFICIT
FOR THE PERIOD FROM SEPTEMBER 3, 1997 (DATE OF INCORPORATION) TO
OCTOBER 31, 1997
(Expressed in United States Dollars)
--------------------------------------------------------------------------------

                                                                         1997

INTEREST INCOME                                                              --
                                                                        -------
EXPENSES
   Professional fees                                                      1,250
                                                                        -------
      Total expenses                                                      1,250
                                                                        -------
NET OPERATING LOSS                                                       (1,250)
ACCUMULATED DEFICIT BEGINNING OF PERIOD                                      --
                                                                        -------
ACCUMULATED DEFICIT END OF PERIOD                                       $(1,250)
                                                                        =======


See notes to financial statements.

PAGEANT TECHNOLOGIES INCORPORATED

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM SEPTEMBER 3, 1997 (DATE OF INCORPORATION) TO
OCTOBER 31, 1997
(Expressed in United States Dollars)
--------------------------------------------------------------------------------

                                                                          1997
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                $(1,250)

Increase in deposits and advances                                            --
Increase in accounts payable and accrued expenses                         1,249
                                                                        -------
     Cash used in operating activities                                       (1)
                                                                        -------

CASH FLOWS FROM FINANCING ACTIVITY:
  Proceeds from the issue of share                                            1
                                                                        -------
   Cash from financing activities                                             1
                                                                        -------
NET  INCREASE IN CASH                                                        --

CASH, BEGINNING OF PERIOD                                                    --
                                                                        -------
CASH, END OF PERIOD                                                     $    --
                                                                        =======

See notes to financial statements.

PAGEANT TECHNOLOGIES INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM SEPTEMBER 3, 1997 (DATE OF INCORPORATION) TO
OCTOBER 31, 1997
(Expressed in United States Dollars)

1.       GENERAL

         Pageant Technologies Incorporated. (The "Company") was incorporated on September 3, 1997 in The Turks and Caicos Islands B.W.I., company number E21820. Commencing operations in November The Company acts principally as an asset holding and development company. The Company currently does not have any significant operating income and is therefore dependent on the advances from its parent company to finance its day to day operations


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The financial statements of Pageant Technologies Incorporated are prepared in accordance with International Accounting Standards. The significant accounting policies of the Company are as follows:

     a.   Basis  of   Consolidation  -  These   consolidated   financial
            statements have been prepared using the purchase method and include the assets, liabilities and results of operations of the Company and its wholly owned subsidiary, Pageant Technologies (USA) Inc., a research and development company incorporated in the State of Utah U.S.A.

     b. Foreign currency translation - Transactions in foreign currencies have been converted to United States dollars at the rate of exchange prevailing at date of each transaction. Assets and liabilities denominated in foreign currencies are converted into United States dollars at the rate of exchange prevailing at October 31, 1997.

3.       SHARE CAPITAL

                                                                   1997
         Authorised:
           5,000 ordinary shares of $1.00 each                    $ 5,000
                                                                  =======

         Issued & fully paid:
             1 ordinary share of $1.00                            $     1
                                                                  =======

         Share capital of the Company is made up as follows:

         On December 4, 1998 a further 4,999 ordinary shares of US$1.00 each were issued to the existing shareholder at par.

         On January 12, 1999 the entire share capital of the company was acquired by Micromem Technologies (formerly Avanti Corporation) for a consideration of 32,000,000 shares.

4.       COMPLIANCE WITH UNITED STATES GENERALLY ACCEPTED
         ACCOUNTING PRINCIPLES

         There are no material differences between the presentation of these financial statements in accordance with International Accounting Standards and their presentation had they been prepared in accordance with United States Generally Accepted Accounting Principles.

                                   * * * * * *

                  PAGEANT TECHNOLOGIES INCORPORATED

                  Unaudited Consolidated Financial Statements
                  For the Six Months ending April 30, 1999
                  And Independent Accountants' Report

INDEPENDENT ACCOUNTANTS' REPORT

To the Shareholder of
  Pageant Technologies Incorporated

We  have  reviewed  the  consolidated  balance  sheet  of  Pageant  Technologies
Incorporated (the "Company") as of April 30, 1999, and the consolidated statements of loss and accumulated deficit and cash flows for the six months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the financial position of the Company as of April 30, 1999 and the results of its operations and its cash flows for the six months then ended in accordance with International Accounting Standards.

/s/ Deloitte & Touche

July 28, 1999

PAGEANT TECHNOLOGIES INCORPORATED

UNAUDITED CONSOLIDATED BALANCE SHEET
AS OF APRIL 30, 1999
(Expressed in United States Dollars)
--------------------------------------------------------------------------------

                                                            1999           1998
ASSETS
CURRENT ASSETS:
   Cash at Bank                                      $    18,991    $   162,951
   Deposits and other receivables                         46,683          2,615
                                                     -----------    -----------
      Total current assets                                65,674        165,566
FIXED ASSETS  (Note 3)                                    53,193         18,682
PATENTS & COPYRIGHTS (Note 4)                             13,624            100
                                                     -----------    -----------
TOTAL                                                $   132,491    $   184,348
                                                     ===========    ===========


LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
   Accounts payable and accrued expenses             $    85,572    $     6,578
   Shareholder advances  (Note 5)                      1,013,423        439,279
                                                     -----------    -----------
      Total current liabilities                        1,098,995        445,857
                                                     -----------    -----------


SHAREHOLDER'S DEFICIT
   Share capital (Note 6)                                  5,000              1
   Accumulated deficit                                  (971,504)      (261,510)
                                                     -----------    -----------
      Total shareholder's deficit                       (966,504)      (261,509)
                                                     -----------    -----------
TOTAL                                                $   132,491    $   184,348
                                                     ===========    ===========

See notes to financial statements.

Approved on behalf of the Board:

  /s/ R.J. McGroarty
-------------------------------------
Director

PAGEANT TECHNOLOGIES INCORPORATED

UNAUDITED CONSOLIDATED STATEMENT OF LOSS AND ACCUMULATED DEFICIT
FOR SIX MONTHS ENDING APRIL 30, 1999
(With comparatives for the Period from September 3, 1997 (Date of Incorporation) to April 30, 1998
(Expressed in United States Dollars)
--------------------------------------------------------------------------------

                                                        1999             1998

INTEREST INCOME                                           1,156             747
                                                      ---------       ---------

EXPENSES
   Development expenditure                              164,396          50,000
   Professional fees                                    109,506          87,589
   Wages and salaries                                    83,748          28,695
   Travel and entertainment                              54,435          67,432
   Administration expenses                               29,353          22,932
   Unrealised gain on foreign exchange                   24,805           4,206
   Depreciation                                           5,425           1,403
                                                      ---------       ---------
      Total expenses                                    471,668         262,257
                                                      ---------       ---------
NET OPERATING LOSS                                     (470,512)       (261,510)
ACCUMULATED DEFICIT BEGINNING OF PERIOD                (500,992)             --
                                                      ---------       ---------
ACCUMULATED DEFICIT END OF PERIOD                     $(971,504)      $(261,510)
                                                      =========       =========

See notes to financial statements.

PAGEANT TECHNOLOGIES INCORPORATED

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR SIX MONTHS ENDING APRIL 30, 1999
(With comparatives for the Period from September 3, 1997 (Date of Incorporation) to April 30, 1998
(Expressed in United States Dollars)
--------------------------------------------------------------------------------

                                                            1999        1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                 $(470,512)   $(261,510)
Adjustments for:
    Depreciation                                            24,805        4,206
                                                         ---------    ---------
                                                          (445,707)    (257,304)
Increase in deposits and advances                          (45,160)      (2,615)
Increase in accounts payable and accrued expenses           45,738        6,578
                                                         ---------    ---------
     Cash used in operating activities                    (445,129)    (253,341)
                                                         ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITY:
Purchase of fixed assets                                   (62,608)     (22,888)
Patents, logos and copyrights                              (13,580)        (100)
                                                         ---------    ---------
     Cash used in investing activities                     (76,188)     (22,988)
                                                         ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITY:
  Proceeds from the issue of shares                          4,999            1
  Shareholder advances                                     388,246      439,279
                                                         ---------    ---------
   Cash from financing activities                          393,245      439,280
                                                         ---------    ---------
NET  INCREASE IN CASH                                     (128,072)     162,951

CASH, BEGINNING OF PERIOD                                  147,063           --
                                                         ---------    ---------
CASH, END OF PERIOD                                      $  18,991    $ 162,951
                                                         =========    =========

See notes to financial statements.

PAGEANT TECHNOLOGIES INCORPORATED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR SIX MONTHS ENDING APRIL 30, 1999
(With comparatives for the Period from September 3, 1997 (Date of Incorporation) to April 30, 1998
(Expressed in United States Dollars)
--------------------------------------------------------------------------------

1.   GENERAL

     Pageant Technologies Incorporated. (The "Company") was incorporated on September 3, 1997 in The Turks and Caicos Islands B.W.I., company number E21820. The Company acts principally as an asset holding and development company. The Company currently does not have any significant operating income and is therefore dependent on the advances from its parent company to finance its day to day operations


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of Pageant Technologies Incorporated are prepared in accordance with International Accounting Standards. The significant accounting policies of the Company are as follows:

     a. Basis of Consolidation - These consolidated financial statements have been prepared using the purchase method and include the assets, liabilities and results of operations of the Company and its wholly owned subsidiary, Pageant Technologies (USA) Inc., a research and development company incorporated in the State of Utah U.S.A.

     b. Patents, logos and copyrights - Patents are carried at cost. Logos and copyrights are carried at cost less accumulated amortisation. Amortisation on logos and copyrights is caluculated using the straight line method to write them off over their estimated useful lives of 15 years.

     c. Foreign currency translation - Transactions in foreign currencies have been converted to United States dollars at the rate of exchange prevailing at date of each transaction. Assets and liabilities denominated in foreign currencies are converted into United States dollars at the rate of exchange prevailing at April 30, 1999.

     d. Fixed assets - Fixtures and equipment are carried at cost less accumulated depreciation. Depreciation on equipment is calculated using the straight-line method to write them off over their estimated useful lives of 3 years.

     e. Development costs - development costs are written off in the period in which they are incurred.

3.   FIXED ASSETS

     Fixed assets are made up as follows:

                              --------------------------------------------------
                              Beginning                                   Ending
                               Balance     Additions      Disposals      Balance
                              --------------------------------------------------

COST
Equipment                     $20,085       $66,899       $     --       $86,984
                              =======       =======       ========       =======

                                            1999
                              --------------------------------------------------
                              Beginning     Depreciation                 Ending
                               Balance       Expense      Disposals      Balance
                              --------------------------------------------------

DEPRECIATION
Equipment                     $   4,751      $ 3,347      $     --      $ 8,098
                              =========      =======      ========      =======
1999 Net movement             $  15,334      $63,552      $     --      $78,886
                              =========      =======      ========      =======
1998 Net movement             $      --      $15,334      $     --      $15,334
                              =========      =======      ========      =======

4.   Patents

     Patents, copyrights and logos are made up as follows:

                                                       1999
                                  ----------------------------------------------
                                  Beginning                              Ending
                                   Balance     Additions   Disposals     Balance
                                  ----------------------------------------------

COST
Patents                           $   100      $    --      $    --      $   100
Logos & copyrights                     --       13,580           --       13,580
                                  -------      -------      -------      -------
                                  $   100      $13,580      $    --      $13,680
                                  =======      =======      =======      =======

                                            1999
                                  ----------------------------------------------
                                  Beginning   Amortisation                Ending
                                   Balance      Expense    Disposals     Balance
                                  ----------------------------------------------

DEPRECIATION
Patents                           $    --      $    --      $    --      $    --
Logos & copyrights                     --           56           --           56
                                  -------      -------      -------      -------
                                  $    --      $    56      $    --      $    56
                                  =======      =======      =======      =======
1999 Net movement                 $   100      $13,524      $    --      $13,624
                                  =======      =======      =======      =======
1998 Net movement                 $    --      $   100      $    --      $   100
                                  =======      =======      =======      =======


     The Company owns a fifty- percent interest in US patent # 5,295,097 and has the exclusive right to develop, manufacture and sell the related products associated with "nonvolatile random access memory". A working prototype is being developed by the University of Utah.

     At its current stage of development, the technology being developed under the patent has an estimated market value of $30,000,000. This estimated market value is based on a report, dated July 6, 1998, prepared by Hans P. Schroeder, President of Business Equity Appraisal Reports, Inc. of San Carlos California.

5.   SHAREHOLDER ADVANCES

     Shareholder advances are interest-free, unsecured and have no fixed repayment date.

6.   SHARE CAPITAL

     The share capital of the Company is made up as follows:

                                                   1999             1998
Authorised:
   5,000 ordinary shares of $1.00 each           $ 5,000          $ 5,000
                                                 ========         =======

Issued & fully paid:
   5,000 ordinary shares of $1.00                $ 5,000          $     1
                                                 ========         =======

7.   COMPLIANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     There are no material differences between the presentation of these financial statements in accordance with International Accounting Standards and their presentation had they been prepared in accordance with United States Generally Accepted Accounting Principles.

                                   * * * * * *

                           MICROMEM TECHNOLOGIES INC.

                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                        CONSOLIDATED FINANCIAL STATEMENTS
                        (Expressed in Canadian Currency)

                                 APRIL 30, 1999

                                   (Unaudited)

                           MICROMEM TECHNOLOGIES INC.
                    (FORMERLY AVANTICORP INTERNATIONAL INC.)


                           CONSOLIDATED BALANCE SHEETS
                        (Expressed in Canadian Currency)

                                   (Unaudited)


                                       ASSETS
                                                                 April 30
                                                            1999         1998

Current assets
   Cash                                                    $277,754     $233,867
   Accounts receivable                                       12,134           --
    Deposits and other receivables                           68,157
                                                                           3,753
   Prepaid expenses                                           3,638           --
                                                           --------     --------

                                                            361,683      237,620

Investment in other companies (note 2)                       68,700           --

Patents and copyrights (note 3)                              19,891          144

Capital assets (note 4)                                      77,662       26,812
                                                           --------     --------

                                                           $527,936     $264,576
                                                           ========     ========

                                     LIABILITIES

Current liabilities

   Accounts payable and accrued liabilities                $2,455,881   $  9,441

   Shareholder loan (note 5)                                  661,235    630,453
                                                           ----------   --------

                                                           3,117,116     639,894
                                                           ==========   ========


                                SHAREHOLDERS' EQUITY

Share capital (note 6)
   Authorized
       Unlimited number of common shares
       2,000,000 special, redeemable, voting preference shares
   Issued
       36,068,146 common shares                            1,009,286          1

Deficit accumulated during the development stage           (3,598,466) (375,319)
                                                           ----------  --------


                                                           (2,589,180  (375,318)
                                                           ----------  --------


                                                           $  527,936  $264,576
                                                           ==========  ========

                           MICROMEM TECHNOLOGIES INC.

                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

                        (Expressed in Canadian Currency)


                        FOR THE SIX MONTHS ENDED APRIL 30

                                   (Unaudited)

                                                                              Since
                                                                            Inception to
                                                                             April 30,
                                                     1999          1998        1999
Revenue
   Interest earned                                $    1,722   $    1,072   $    5,553
                                                  ----------   ----------   ----------

Costs and expenses
  Compensation                                     1,899,410           --    1,899,410
  Administration and development expenses            821,852      374,377    1,565,082
  Loss on sale of investment in other companies       70,065           --       70,065
  Write down of investment                            54,300           --       54,300

  Amortization                                         8,083        2,014       15,162
                                                  ----------   ----------   ----------

                                                   2,853,710      376,391    3,604,019
                                                  ----------   ----------   ----------
Net loss                                           2,851,988      375,319    3,598,466
Deficit, beginning of the period                     746,478           --           --
                                                  ----------   ----------   ----------
Deficit, end of the period                        $3,598,466   $  375,319   $3,598,466
                                                  ==========   ==========   ==========
Net loss per share                                $     0.08   $     0.01   $     0.11
                                                  ==========   ==========   ==========

                           MICROMEM TECHNOLOGIES INC.
                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

               CONSOLIDATED STATEMENTS OF CHANGES IN CASH POSITION
                        (Expressed in Canadian Currency)

                        FOR THE SIX MONTHS ENDED APRIL 30
                                   (Unaudited)

                                                                                                    Since
                                                                                                    Inception to
                                                                                                    April 30, 1999
                                                                      1999          1998            1999
Cash resources provided by (used in):
   Operating activities
       Net loss                                                  $(2,851,988)   $  (375,319)   $(3,598,466)
       Loss on sale of investment in other companies                  70,065             --         70,065
       Write down of investment                                       54,300             --         54,300
       Amortization                                                    8,083          2,014         15,162
                                                                 -----------    -----------    -----------

                                                                  (2,719,540)      (373,305)    (3,458,939)

       Changes in non-cash working capital
          Increase in accounts receivable, deposits and other        (77,987)        (3,753)       (80,291)
          receivables
          Increase in prepaid expenses                                (3,638)            --         (3,638)
          Increase in accounts payable and accrued liabilities     2,396,347          9,441      2,455,881
                                                                 -----------    -----------    -----------

                                                                    (404,818)      (367,617)    (1,086,987)
                                                                 -----------    -----------    -----------

   Investing activities
       Investments                                                  (193,065)            --       (193,065)
         Patents and copyrights
                                                                     (19,740)          (143)       (19,891)
       Capital assets                                                (62,546)       (32,849)       (92,824)
                                                                 -----------    -----------    -----------
                                                                    (275,351)       (32,992)      (305,780)
                                                                 -----------    -----------    -----------

   Financing activities
       Issue of common shares                                      1,009,285              1      1,009,286
       Decrease in shareholder loan                                 (273,854)       634,475        661,235
                                                                 -----------    -----------    -----------
                                                                     735,431        634,476      1,670,521
                                                                 -----------    -----------    -----------

Increase in cash                                                      55,262        233,867        277,754

Cash, beginning of the period                                        222,492             --             --
                                                                 -----------    -----------    -----------
Cash, end of the period                                          $   277,754    $   233,867    $   277,754
                                                                 ===========    ===========    ===========

                           MICROMEM TECHNOLOGIES INC.

                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        (Expressed in Canadian Currency)

                                 APRIL 30, 1999

                                   (Unaudited)

Micromem Technologies Inc. ("Micromem" or the "Company") is a corporation incorporated under the laws of the Province of Ontario, Canada. By Articles of Amendment dated January 14, 1999, the Company changed its name from AvantiCorp International Inc. to Micromem Technologies Inc. On January 11, 1999, Micromem Technologies Inc., acquired all the outstanding shares of Pageant Technologies Inc., a Company incorporated under the laws of the Turks & Caicos Islands, B.W.I. This acquisition was recorded as a reverse takeover under generally accepted accounting principles (note 1(a)).

The Company is a development stage enterprise, and through its wholly-owned subsidiary, engaged in the development and exploitation of patented technology known as MAGRAM which relates to high performance memory and memory intensive logic products. The planned principal commercial operations relating to production of MAGRAM has not commenced and is still in the development stage.

The financial position as at April 30, 1998 and 1999 and the results of operations and changes in cash position for the six months ended April 30, 1998 and 1999 are unaudited. The unaudited financial statements, in the opinion of management, include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information for such unaudited periods.

1.   Significant accounting policies

     The accompanying financial statements have been prepared in accordance with generally accepted accounting principles as promulgated by The Canadian Institute of Chartered Accountants.

     These consolidated financial statements include the accounts of the Company's wholly-owned legal subsidiaries Pageant Technologies Inc. and Pageant Technologies (U.S.A.) Inc.

     The significant policies used in the preparation of these financial statements conform in all material respects, to generally accepted accounting principles. These are as follows:

     a)   Basis of presentation

          On January 11, 1999, Micromem Technologies Inc. issued 32 million common shares and 1 million warrants to acquire all of the issued and outstanding shares of Pageant Technologies Inc. On that date, the total number of Micromem Technologies Inc. shares outstanding was 3,980,646 shares. As a result of this transaction, the shareholders of Pageant Technologies Inc. owned 88.9% of the outstanding common shares of Micromem Technologies Inc. and, accordingly, the purchase of Pageant Technologies Inc. by Micromem Technologies Inc. is accounted for as a reverse takeover transaction under generally accepted accounting principles.

          Under the principles of reverse takeover accounting, the consolidated financial statements of Micromem Technologies Inc., the legal parent, are presented as a continuation of the financial position and results from operations of Pageant Technologies Inc., the legal subsidiary.

          Application of reverse takeover accounting results in the following:

          i) The consolidated financial statements of the combined entity are issued under the name of the legal parent Micromem Technologies Inc., but are considered a continuation of the financial statements of the legal subsidiary, Pageant Technologies Inc.;

          ii) As Pageant Technologies Inc. is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements at their historical carrying values;

                           MICROMEM TECHNOLOGIES INC.
                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        (Expressed in Canadian Currency)

                                 APRIL 30, 1999

                                   (Unaudited)

1.   Significant accounting policies, continued

     a)   Basis of presentation, continued

          iii) The comparative financial statements are those of Pageant Technologies Inc.; and

          iv) Control of the net assets and operations of Micromem Technologies Inc. is deemed to be acquired by Pageant Technologies Inc. effective January 11, 1999. For purposes of this transaction, the deemed consideration is $826,731 ascribed to the net assets of Micromem Technologies Inc. outstanding immediately prior to the business combination plus $79,690 of transaction costs.

               The accounting for the business combination on this basis can be summarized as follows:

               Deemed consideration (including transaction costs)      $ 906,421

               Assigned fair value of net assets of Micromem Technologies Inc.
               acquired                                                  826,731
                                                                        --------

               Excess of deemed consideration over net assets acquired  $ 79,690
                                                                        ========


               The transaction was accounted for by the purchase method with the results of operations included in the financial statements from the date of acquisition. Details of the acquisition are as follows:

                  Net assets acquired at assigned fair values:
                     Cash                                               $253,050
                     Non-cash current assets                             174,079
                     Investments                                         559,250
                                                                         -------

                                                                         986,379
                  Less:
                     Current liabilities                                 159,648
                                                                        $826,731
                                                                         =======

          b)   Foreign currency translation

               The foreign currency financial statements of the Company's wholly-owned subsidiaries are translated as follows. All amounts are stated in Canadian dollars. Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at period-end exchange rates. The resulting net charge or credit is included in the operating results for the period. Other foreign currency assets and liabilities are translated at historical rates. Revenues and expenses are translated to Canadian dollars at the prevailing exchange rates at the date of the transactions.

          c)   Investments

               Investments are carried at cost. A write down of the carrying value is charged against income when evidence indicates a decline in the underlying value and earning power of an individual investment is other than temporary. Realized gains and losses are included in investment and other income.

                           MICROMEM TECHNOLOGIES INC.
                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        (Expressed in Canadian Currency)

                                 APRIL 30, 1999
                                   (Unaudited)

1.   Significant accounting policies, continued

     d)   Capital assets

          Capital assets are carried at cost. Amortization is provided on furniture and equipment using the straight-line basis over the useful life. Amortization is provided on equipment on the straight-line basis for a period of up to 3 years. Development costs are written off in the period in which they are incurred.

     e)   Patents, logos and copyrights

          Patents are carried at cost and amortization would commence on an appropriate basis when sales commence. Logos and copyrights are carried at cost less accumulated amortization. Amortization on logos and copyrights is calculated using straight line method to write them off over their estimated useful lives of 15 years.

     f)   Income taxes

          The Company follows the tax allocation basis of accounting for income taxes whereby income taxes deferred to future years as a result of timing differences between accounting income and income for tax purposes are recorded as deferred income taxes.

     g)   Measurement of uncertainty

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

     h)   Going concern

          These financial statements have been prepared on the basis of generally accepted accounting principles as applicable to a going concern. The Company has incurred substantial losses in its development stage. The continuation as a going concern is dependent on the continued support from the Company's investors and on achieving a source of income. The Chairman of the Company has been granted options for the purchase of 1,000,000 common shares of the Company at an exercise price of U.S.$3.00 per common share and it is expected that these options will be exercised as and when the Company requires funding.

                           MICROMEM TECHNOLOGIES INC.
                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        (Expressed in Canadian Currency)

                                 APRIL 30, 1999
                                   (Unaudited)

2.   Investment in other companies

                                                        Quoted         Carrying
                                                      Market Value      Value
                                                       April 30,       April 30,
                                                        1999              1999

       Alliance Resources PLC, at cost
       less amount written off
           450,000 shares                          $   68,700        $   68,700
                                                   ==========        ==========

3.   Patents

     A subsidiary of the Company, Pageant Technologies Inc., has a 50% interest in a patent registered in the United States with corresponding patent applications in Europe and Japan, for non-volatile random access memory technology called MagramJ. The subsidiary has an exclusive worldwide license to develop, manufacture and sell the MagramJ technology. The MagramJ license provides that the subsidiary would pay a royalty of 40% of the gross profits less certain agreed expenses for revenue received from the MagramJ technology to a company which holds the balance of the 50% interest. The 50% interest held by the Company's subsidiary will revert back to the original owner if the license agreement is in default.


4.   Capital assets                         Accumulated          April 30,
                                Cost       Amortization      1999       1998
Equipment                      $85,745       $ 8,083       $77,662       $26,812
                               =======       =======       =======       =======

5.   Shareholder loan

     Shareholder loan is interest-free, unsecured and has no fixed repayment date.

6.   Share capital

     a)   Authorized: unlimited number of common shares without par value.

     b)   Issued and outstanding:

          The ascribed share capital of Micromem Technologies Inc., the continuing consolidated entity, as at April 30, 1999 for accounting purposes is computed as follows:

          Existing share capital of Pageant Technologies Inc., April
          30, 1998                                                   $        1
          Common shares of Pageant Technologies Inc.,
          issued December 8, 1998                                         7,554
                                                                     ----------
          Existing common share capital of Pageant Technologies Inc.,
             January 11, 1999                                             7,555

          Value of net assets of Micromem Technologies Inc., (note
          1(a)(iv))                                                     906,421

          Excess of deemed consideration over net assets of Micromem    (79,690)
                                                                     ----------
          Share capital of Micromem Technologies Inc., January 11,
          1999                                                          834,286

          Exercise of common share purchase warrants for cash           175,000
                                                                     ----------
          Common share capital, April 30, 1999                       $1,009,286
                                                                     ==========

                           MICROMEM TECHNOLOGIES INC.
                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        (Expressed in Canadian Currency)

                                 APRIL 30, 1999
                                   (Unaudited)

6.   Share capital, continued

     b)   Issued and outstanding, continued

          As a result of the business combination, Pageant Technologies Inc., became a wholly-owned subsidiary of Micromem Technologies Inc. For accounting purposes, at January 11, 1999, the outstanding shares of Micromem Technologies Inc., the continuing consolidated entity, consisted of the number of Micromem shares issued to that date with an assigned value equal to the share capital of the continuing consolidated entity at that date as computed above. As a result, the number of outstanding shares of Micromem are as follows:

          Existing outstanding common shares of Micromem,
             October 31,1998                                           3,490,646

          Exercise of Director's stock options                           490,000
                                                                      ----------

          Existing common share capital of Micromem Technologies Inc.,
             January 11, 1999                                          3,980,646

          Common shares issued to effect the business combination with
             Pageant Technologies Inc.                                32,000,000

          Exercise of common share purchase warrants for cash             87,500

          Outstanding common shares, April 30, 1999                   36,068,146
                                                                      ==========

          c) An option is outstanding on 1,000,000 shares of the company's capital at $3.00 U.S. per share, exercisable on or before January 25,2009.

          d) Common share purchase warrants:

             As part of the purchase consideration of Pageant Technologies Inc., 1,000,000 common share purchase warrants exercisable on a one-for-one basis were issued. Out of this total, 912,500 are outstanding at April 30, 1999 and are exercisable at a price of $2.00 per share through January 11, 2000 and $2.30 from January 12, 2000 through January 12, 2001. The warrants expire on January 12, 2001.

7.   Commitments

     The minimum annual future lease commitments of the Company for its office premises under non-cancellable operating leases are as follows:

                      1999                  $ 18,240
                      2000                  $ 27,350

8.   Income tax information

     The Company has resource pools (mineral and oil and gas exploration and development costs) of $339,000 available for carry forward against future taxable income. Non-capital losses total $373,000 and expire as to $39,000 in 2000, $146,000 in 2001, $7,000 in 2003, $75,000 in 2004, $86,000 in 2005
     and $20,000 in 2006.

                           MICROMEM TECHNOLOGIES INC.
                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        (Expressed in Canadian Currency)

                                 APRIL 30, 1999
                                   (Unaudited)

9.   Uncertainty due to the Year 2000 issue

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

10.  Reconciliation between Canadian GAAP and U.S. GAAP

     The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted ("GAAP") in Canada which, in the case of the Company, conform in all material respects with those in the United States.

     The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees". Accordingly, compensation expense has been recognized at the date of option grants or when the option shares are earned based on the quoted market price of the stock.

     The Company qualifies as a development stage enterprise as defined in SFAS No. 7. The financial statements have been prepared to include the additional information as required to be disclosed by SFAS No. 7.

     The Company's comprehensive income as determined under SFAS No. 130 would not differ from net loss as shown above for all periods presented.

     The statement of changes in cash position for the six months ended April 30, 1999 includes $573,681 of non-cash financing as an issue of common shares relating to the acquisition of Pageant which would not be included in the statement of cash flows under U.S. GAAP. Cash provided by financing activities will be reduced by this amount. Cash used in investing activities will be reduced by $559,250 (1998 - $0) and cash used in operating activities will be reduced by $14,431 (1998 - $0).


Net loss for the period as reported and per US GAAP    $ 2,851,988   $   375,319
                                                       ===========   ===========
Net loss per share                                     $      0.08   $      0.01
                                                       ===========   ===========
Diluted loss per share                                 $      0.08   $      0.01
                                                       ===========   ===========
Weighted average shares                                 34,433,680    32,014,503
                                                       ===========   ===========
Diluted weighted average shares                         35,972,898    33,000,000
                                                       ===========   ===========


11. Subsequent Event

      In May 1999 the Company issued 350,000 Common Shares for US $ 1,050,000 pursuant to a private placement agreement.

                          AVANTICORP INTERNATIONAL INC.

                              FINANCIAL STATEMENTS
                        (Expressed in Canadian Currency)

                         OCTOBER 31, 1998, 1997 AND 1996

                               DAVID J. HENDERSON
                                   Suite 1710
                              150 King Street West
                                Toronto, Ontario
                                     M5H 3S5

                                AUDITOR'S REPORT

To the Directors,
Avanticorp International Inc.

            I have audited the balance sheets of Avanticorp International Inc. as at October 31, 1998, 1997 and 1996 and the statements of operations and deficit and changes in cash position for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

            I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

            In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 1998, 1997 and 1996 and the results of its operations and the changes in its cash position for the years then ended in accordance with generally accepted accounting principles.

                                                        David J. Henderson

Toronto, Canada
June 28, 1999, except as to                             /s/ David J. Henderson
Note 9 and the statements
of changes in cash position
presentation which are as of
July 20, 1999.                                          Chartered Accountant.

                          AVANTICORP INTERNATIONAL INC.

                                 BALANCE SHEETS
                        (Expressed in Canadian Currency)

                                                         October 31,
                                               1998        1997         1996

                                     ASSETS

Current assets
   Cash                                     $    8,394   $    1,312   $    4,291
   Accounts receivable                           1,590          688       25,672
                                            ----------   ----------   ----------
                                                 9,984        2,000       29,963
Investments in other companies (note 2)        342,000      485,865    1,725,494
Mineral exploration properties                      --            2            3
                                            ----------   ----------   ----------
                                            $  351,984   $  487,867   $1,755,460
                                            ==========   ==========   ==========

                                   LIABILITIES

Current liabilities
   Accounts payable and accrued liabilities $  129,186   $   81,482   $   58,957
   Notes payable (note 3)                      119,752      192,043      218,702
                                            ----------   ----------   ----------
                                               248,938      273,525      277,659
                                            ----------   ----------   ----------

                              SHAREHOLDERS' EQUITY

Share capital (note 4)
   Authorized
      Unlimited number of common shares
      2,000,000 special, redeemable, voting preference shares
   Issued
      3,490,646 common shares                2,853,569    2,743,471   2,692,471
Deficit                                     (2,750,523)  (2,529,129) (1,214,670)
                                            ----------   ----------  ----------
                                               103,046      214,342   1,477,801
                                            ----------   ----------  ----------
                                            $  351,984   $  487,867  $1,755,460
                                            ==========   ==========  ==========

Approved by the Board:

S. Fuda, Director

R.J. McGroarty, Director

                          AVANTICORP INTERNATIONAL INC.

                      STATEMENTS OF OPERATIONS AND DEFICIT
                        (Expressed in Canadian Currency)


                                                                      Years ended
                                                                      October 31,
                                                           1998            1997           1996
Revenue                                                 $        --   $        --   $        --
                                                        -----------   -----------   -----------
Expenses
   Administration and general                                80,938        63,285        47,103
   Interest                                                   5,573        11,544        11,528
                                                        -----------   -----------   -----------
                                                             86,511        74,829        58,631
                                                        -----------   -----------   -----------
Operating loss                                               86,511        74,829        58,631
Investments in other companies written down                 119,295     1,239,629            --
Loss (gain) on sale of investments in other companies        15,586            --      (127,280)
Mineral exploration properties written off                        2             1            --
                                                        -----------   -----------   -----------
Net loss                                                    221,394     1,314,459       (68,649)
Deficit, beginning of the year                            2,529,129     1,214,670     1,283,319
                                                        -----------   -----------   -----------
Deficit, end of the year                                $ 2,750,523   $ 2,529,129   $ 1,214,670
                                                        ===========   ===========   ===========
Net loss (income) per share                             $      0.07   $      0.45   $     (0.03)
                                                        ===========   ===========   ===========
Diluted net loss (income) per share                     $      0.06   $      0.42   $     (0.02)
                                                        ===========   ===========   ===========

                          AVANTICORP INTERNATIONAL INC.

                     STATEMENTS OF CHANGES IN CASH POSITION
                        (Expressed in Canadian Currency)

                                                                  Year ended
                                                                  October 31,
                                                        1998         1997         1996
Cash resources provided by (used in)
   Operating activities

      Operating loss                                  $ (86,511)   $ (74,829)   $ (58,631)
      Change in non-cash working capital
        (Increase) decrease in accounts receivable         (902)      24,984        2,812
        Increase (decrease) in accounts payable and
           accrued liabilities                           47,704       22,525      (81,992)
                                                      ---------    ---------    ---------
                                                        (39,709)     (27,320)    (137,811)
                                                      ---------    ---------    ---------
   Investing activities
      Investments in other companies
        Purchases                                            --           --     (189,817)
        Disposals                                         8,984           --      212,484
                                                                   ---------    ---------
                                                          8,984           --       22,667
                                                                   ---------    ---------
   Financing activities
      Issue of common shares                            110,098       51,000       81,600
      Increase (decrease) in notes payable              (72,291)     (26,659)      36,202
                                                      ---------    ---------    ---------
                                                         37,807       24,341      117,802
                                                      ---------    ---------    ---------
Increase (decrease) in cash                               7,082       (2,979)       2,658
Cash, beginning of the year                               1,312        4,291        1,633
                                                      ---------    ---------    ---------
Cash, end of the year                                 $   8,394    $   1,312    $   4,291
                                                      =========    =========    =========

                          AVANTICORP INTERNATIONAL INC.

                          NOTES TO FINANCIAL STATEMENTS

                        (Expressed in Canadian Currency)

                                OCTOBER 31, 1998


Avanticorp International Inc. is a corporation incorporated under the laws of the Province of Ontario, Canada and was formed to engage in the business of both mineral and oil and gas exploration and development.

1.   Significant accounting policies

     The accompanying financial statements have been prepared in accordance with generally accepted accounting principles as promulgated by The Canadian Institute of Chartered Accountants.

     The significant policies used in the preparation of these financial statements conform in all material respects, to generally accepted accounting principles. These are as follows:

     a)   Foreign currency translation

          All amounts are stated in Canadian dollars. Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at period-end exchange rates. The resulting net charge or credit is included in the operating results for the period. Other foreign currency assets and liabilities are translated at historical rates. Revenues and expenses are translated to Canadian dollars at the prevailing exchange rates at the date of the transactions.

     b)   Investments

          Investments are carried at cost. A write down of the carrying value is charged against income when evidence indicates a decline in the underlying value and earning power of an individual investment is other than temporary. Realized gains and losses are included in investment and other income.

     c)   Transactions with related parties

          Transactions with related parties are measured at the carrying amounts of the goods and services being exchanged, unless such transactions are determined to be in the normal course of operations, in which case, they are recorded at the agreed upon exchange amount.

     d)   Cash flow statements

          The Company adopted the Canadian Institute of Chartered Accountants Hand Book Section 1540, "Cash Flow Statements" for its financial statements. Under the new Hand Book Section, the definition of cash equivalents is changed to short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value; cash and cash equivalents are reconciled to the balance sheet; and non-cash items are excluded from the cash flow statement.

     e)   Income taxes

          The Company follows the tax allocation basis of accounting for income taxes whereby income taxes deferred to future years as a result of timing differences between accounting income and income for tax purposes are recorded as deferred income taxes.

     f)   Measurement of uncertainty

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

                          AVANTICORP INTERNATIONAL INC.

                          NOTES TO FINANCIAL STATEMENTS
                        (Expressed in Canadian Currency)

                                OCTOBER 31, 1998

2. Investments in other companies - at cost less amounts written off

                              Quoted                  Quoted
                              Market      Carrying     Market      Carrying     Carrying
                              Value         Value      Value        Value        Value
                              1998          1998        1997         1997         1996
Alliance Resources PLC
   450,000 shares         $  162,000   $  162,000   $  281,295   $  281,295   $1,274,877
Ontex Resources Limited
   600,000 shares            294,000      180,000      222,000      180,000      180,000
Castello Casino Corp.
    122,850 shares                --           --       24,570       24,570      270,617
                          ----------   ----------   ----------   ----------   ----------
                          $  456,000   $  342,000   $  527,865   $  485,865   $1,725,494
                          ==========   ==========   ==========   ==========   ==========

3.    Notes payable

      Notes payable are due on demand and bear interest at 8% per annum.


4.    Share capital

     a)  Authorized:  unlimited number of common shares without par value.

     b) Issued and outstanding:


        The Company issued common shares as follows:        Shares           Capital
        Balance, October 31, 1996                        2,725,646       $ 2,692,471
        Exercise of directors' stock options               255,000            51,000
                                                         ----------        -----------
        Balance, October 31, 1997                        2,980,646         2,743,471
        Exercise of directors' options                     510,000           110,098
                                                         ----------        ----------
        Balance, October 31, 1998                        3,490,646       $ 2,853,569
                                                         =========       ===========

     c) Stock options:

          Pursuant to the Company's Incentive Stock Option Plan, options are outstanding on 490,000 shares at U.S.$0.66 exercisable over a period of two years from September 15, 1998.


5.   Financial instruments

     The carrying value of cash, accounts receivable and accounts payable and accrued liabilities reflected in the balance sheet approximate their respective fair values. The fair values of investments in other companies are assumed to approximate quoted market values, as disclosed in note 2.

                          AVANTICORP INTERNATIONAL INC.

                          NOTES TO FINANCIAL STATEMENTS
                        (Expressed in Canadian Currency)

                                OCTOBER 31, 1998

6.   Income tax information

     As of October 31, 1998, the Company has resource pools of $339,000 available for carry forward against future taxable income. Non-capital losses total $353,000 and expire as to $39,000 in 2000, $146,000 in 2001,
     $7,000 in 2003, $75,000 in 2004 and $86,000 in 2005.

7.   Events subsequent to October 31, 1998

     a)   The Company sold 275,000 shares of Ontex Resources Limited for
          $232,150.

     b) The balances due on notes payable in the total amount of $119,752 at October 31, 1998 were repaid.

     c) By Articles of Amendment dated January 14, 1999, the Company changed its name to Micromem Technologies Inc.

     d) On January 11, 1999, the Company acquired all the shares of Pageant Technologies Inc., a Turks and Caicos Islands, British West Indies corporation by the issue of 32,000,000 shares of its capital and 1,000,000 share purchase warrants. The share purchase warrants could be exercised during a period of two years from the issue date. The exercise price would be $2.00 per share during the first twelve months of the period or $2.30 per share during the second twelve months.

8.   Uncertainty due to the Year 2000 issue

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

9.   Reconciliation between Canadian GAAP and U.S. GAAP

     There are no differences between Canadian and U.S. GAAP for the presentation of the balance sheets and statements of operations and deficit of these accompanying financial statements.

     The cumulative effect of adjustments on the consolidated shareholders' equity of the Company is as follows:

                                        1998         1997         1996

Shareholders' equity, as reported    $  103,046   $  214,342   $1,477,801
Net unrealized gains on securities      114,000       42,000           --
                                     ----------   ----------   ----------
                                     $  217,046   $  256,342   $1,477,801
                                     ==========   ==========   ==========

     Weighted average                                           3,301,084

     Weighted average - diluted                                 3,554,619

                           MICROMEM TECHNOLOGIES INC.
                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

            PRO-FORMA CONSOLIDATED FINANCIAL STATEMENT OF OPERATIONS
                        (Expressed in Canadian Currency)

                      FOR THE PERIOD ENDED OCTOBER 31, 1998
                                   (Unaudited)

                           MICROMEM TECHNOLOGIES INC.
                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                 PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                        (Expressed in Canadian Currency)

                      FOR THE PERIOD ENDED OCTOBER 31, 1998
                                   (Unaudited)

                                                                         Pro-forma
                                                                        adjustments
                                          Avanti          Pageant        (Note 3)        Pro-forma
Revenue
   Interest income                       $        --    $     3,831    $        --    $     3,831
   Investment income                              --             --         98,414         98,414
                                         -----------    -----------    -----------    -----------

                                                  --          3,831         98,414        102,245
                                         -----------    -----------    -----------    -----------

Costs and expenses
   Administration and development
       expenses                               86,513        743,230         79,690        909,433
   Loss on sale of investment in other
       companies                              15,586             --        (15,586)            --
                                                                                      -----------
   Write down of investment                  119,295             --             --        119,295
   Amortization                                   --          7,079             --          7,079
                                         -----------    -----------    -----------    -----------
                                             221,394        750,309         64,104      1,035,807
                                         -----------    -----------    -----------    -----------
Net  income (loss)                       $  (221,394)   $  (746,478)   $    34,310    $  (933,562)
                                         ===========    ===========    ===========    ===========

                           MICROMEM TECHNOLOGIES INC.

                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

           NOTES TO THE PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                        (Expressed in Canadian Currency)

                                OCTOBER 31, 1998

                                   (Unaudited)

1.   Basis of preparation

     The pro-forma consolidated statement of operations of Micromem Technologies Inc. ("Micromem" or the "Company") (formerly Avanticorp International Inc.) has been prepared in accordance with generally accepted accounting principles and reflects the acquisition by Micromem of all of the issued and outstanding shares of Pageant Technologies Inc. ("Pageant").

     In compiling the pro-forma consolidated statement of operations, the following historical information was used:

     (a) The audited financial statements of Avanticorp International Inc. as at and for the year ended October 31, 1998; and

     b) The audited consolidated financial statements of Pageant Technologies Incorporated as at and for the period from September 3, 1997 to October 31, 1998.

     The pro-forma consolidated statement of operations should be read in conjunction with such financial statements, including the notes thereto.

     The pro-forma consolidated statement of operations has been prepared assuming the acquisition of Pageant occurred on September 3, 1997. The pro-forma consolidated statement of income may not be indicative of the results that actually would have occurred if the acquisition had taken place on the date indicated, or the results which may be obtained in the future.

2.   Acquisition of Pageant

     On January 11, 1999, Micromem issued 32 million common shares and 1 million warrants to acquire all of the issued and outstanding shares of Pageant. As a result of this transaction, the shareholders of Pageant owned 88.9% of the outstanding shares of Micromem and, accordingly, the purchase of Pageant by Micromem, is accounted for as a reverse takeover transaction under generally accepted accounting principles.

3.   Pro-forma adjustments

     (a) To record the unrealized gain on investments held by Micromem as of October 31, 1998 of $114,000 net of the loss of sale of investments of $15,586.

     (b) To record the acquisition expenses relating to the transaction of $79,690.

                                                                    ATTACHMENT B
                                                                    ------------

                                INDEX TO EXHIBITS

                                                                     Sequential
Number                        Exhibit                                Page Number
------                        -------                                -----------

1.1              Articles  of   Incorporation  as  currently  in         E-1
                 effect

1.2              By-Laws as currently in effect                          E-10

3.1              Letter  Agreement  dated December 7, 1998 among         E-34
                 the  Company,   Ataraxia   Corp.   and  Pageant
                 Technology Inc. relating to the purchase by the
                 Company   of  all  of  the  stock  of   Pageant
                 Technology Inc.

3.2              Assignment   MAGRAM(TM)Technology  patent  from         E-41
                 Richard   Lienau  to  Estancia   Limited  dated
                 November 18, 1997

3.3              Assignment   of   undivided   50%  interest  in         E-43
                 MAGRAM(TM)   Technology  patent  from  Estancia
                 Limited to Ataraxia  Corp.  dated  November 19,
                 1997

3.4              Assignment   of   undivided   50%  interest  in         E-44
                 MAGRAM(TM)   Technology  patent  from  Ataraxia
                 Corp.  to  Pageant  Technologies   Incorporated
                 dated November 19, 1997

3.5              Agreement  with respect to Joint  Ownership and         E-46
                 Certain License Rights dated September 17, 1997 between Richard M. Lienau and Estancia Limited, and Ataraxia Corp.

3.6              Assignment of September  17, 1997  agreement by         E-56
                 Ataraxia Corp. to Pageant Technologies Inc.

3.7              Research  Agreement  dated November 24, 1997 by         E-65
                 and between Pageant Technologies (USA) Inc. and the University of Utah

3.8              Letter   Agreement   dated   February  1,  1999         E-75
                 extending November 24, 1997 Research Agreement to December 31, 1999

3.9              Consulting  Agreement  dated as of January  29,         E-76
                 1999 between  275311  Ontario Inc. and Micromem
                 Technologies Inc. for the services of Sam Fuda

3.10             Consulting Agreement dated as of March 10, 1999         E-83
                 between  Mast  Holding  (Bermuda)  Ltd. and the
                 Company for the services of Robert Patterson

3.11             Lease dated  January 16, 1998,  for the Pageant         E-91
                 Technologies  Inc.  office  in  Santa  Fe,  New
                 Mexico

3.12             Consent dated September 2, 1999 of Business Equity      E-122
                 Appraisals Reports, Inc. to the references in the Registration Statement.

3.13             Subscription Agreement, dated April 27, 1999 for the    E-128
                 sale to Exterland Corporation of 350,000 Common
                 Shares at a price of US $3.00 per share.

3.14             Warrant Certificate for the Warrants issued January     E-139
                 11, 1999

3.14             Micromem Technologies Inc. 1999  Stock Option Plan      E-143


                                       B-1